UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #4

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Golden Goliath Resources Ltd.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of Golden Goliath’s classes of capital or common stock as of the close of the period covered by the annual report.                                           37,246,311

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No    N/A  xxx

Index to Exhibits on Page 57

#

Golden Goliath Resources Ltd.

FORM 20-F/A REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	58
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	58
Item 15.	Controls and Procedures	58
Item 16.	Reserved	58
Item 16A.	Audit Committee Financial Expert	58
Item 16B.	Code of Ethics	58
Item 16C.	Principal Accountant Fees and Services	58
Item 16D.	Exemptions from the Listing Standards for Audit Committee	58
Item 16E.	Purchases of Equity Securities by Golden Goliath and Affiliated Purchasers	58

Part III

Item 17.	Financial Statements	59
Item 18.	Financial Statements	59
Item 19.	Exhibits	59

INTRODUCTION

Golden Goliath Resources Ltd. (Golden Goliath or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on June 12, 1996 by Certificate of Incorporation under the name 521858 B.C. Ltd. and was granted a certificate of change of name on September 10, 1998 under the name of Golden Goliath Resources Ltd. The authorized capital of the Company consists of an unlimited number of common shares without par value.

BUSINESS OF GOLDEN GOLIATH RESOURCES LTD.

Golden Goliath Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Golden Goliath’s properties.  Golden Goliath does not have any commercially producing mines or sites, nor is Golden Goliath in the process of developing any commercial mines or sites.  Golden Goliath has not reported any revenue from operations since incorporation.  As such, Golden Goliath is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” or “should” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 9/15/06 the names of the Directors of Golden Goliath.

Table No. 1

Directors

__________________________________________________________________________

Name	Age	Date First Elected of Appointed

J. Paul Sorbara (2)	53	June 10, 1998
Daniel Nofrietta Fernandez (3)	65	June 10, 1998
Richard W. Hughes (1) (4)	73	June 10, 1998
Edward K. Sorbara (5)	62	June 10, 1998
Dr. Andrew Robertson (1) (6)	62	December 17, 1998
Rob Hutchinson (7)	50	December 1, 2000
Marc Legault (8)	46	January 26, 2006
Stephen Pearce (1) (9)	36	January 26, 2006

(1)

Member of Audit Committee.

(2)

Suite 711, 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(3)

Jose Matias Anchondo No. 217, Colonia San Felipe, Chihuahua, Chihuahua 31240 MEXICO

(4)

5447 Burley Place, Sechelt, British Columbia V0N 3AO

(5)

105 Sandringham Drive, Toronto, Ontario M3H 4W1

(6)

589 Hornby Street, Suite 330, Vancouver, British Columbia V6C 3B6

(7)

3489 Canterbury Place, Surrey, British Columbia V4P 2N5

(8)

Suite 500, 145 King Street, Toronto, Ontario  M5C 2Y1

(9)

Suite 211, 2225 West 8th Avenue, Vancouver, British Columbia V6K 2A6

__________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 9/15/06, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

__________________________________________________________________________

Name and Position	Age	Date of First Appointment

J. Paul Sorbara, President & CEO (1)	53	February 5, 1997
Stephen Pearce, CFO and Corporate Secretary (2)	36	December 11, 2000(Corporate Secretary) January 26, 2006 (CFO)

_________________________________________________________________________

(1)

Address shown above.

(2)

Address shown above.

Mr. Sorbara’s business functions, as President of the Company, include strategic planning, business development, operations, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Pearce’s business functions, as CFO of the Company, include financial administration and accounting, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. Pearce may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

                             Stephen Pearce

                             Vancouver, B.C. CANADA V6K 2A6

                             Telephone: 604-685-2222

The Company’s Bank is:       Canadian Imperial Bank of Commerce

                             Commerce Place Branch, 400 Burrard Street

                             Vancouver, B.C. CANADA V6C 3A6

                             Telephone: 604-665-1137

1.C Auditors

The Company’s auditor is:    Morgan & Company, Chartered Accountants

                             Suite 1488, 700 West Georgia Street

                             Vancouver, B.C. CANADA V7Y 1A1

                             Telephone: 604-687-5841

                             Facsimile: 604-687-0075

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003/2002/2001 ended August 31st was derived from the audited financial statements of the Company.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 8/31/05	Year Ended 8/31/04	Year Ended 8/31/03	Year Ended 8/31/02	Year Ended 8/31/01
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($1,073)	($1,797)	($2,038)	($547)	($438)
Basic Income (Loss) Per Share	($0.03)	($0.06)	($0.09)	($0.03)	($0.03)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	37,242	30,596	22,846	18,424	16,827
Period-end Shares	37,246	37,235	28,361	20,372	17,985

Working Capital	$1,069	$1,988	$721	$685	$1,908
Mineral Properties	$2,307	$2,349	$2,986	$3,376	$1,779
Long-Term Debt	Nil	Nil	Nil		Nil
Capital Stock	$10,086	$10,084	$7,836	$6,722	$5,726
Shareholders’ Equity (Deficit)	$3,421	$4,364	$3,747	$4,309	$3,861
Total Assets	$3,463	$4,409	$3,789	$4,567	$3,906

US GAAP
Net Loss	($1,031)	($1,159)	($1,892)	($2,592)	N/A
Loss Per Share	($0.03)	($0.04)	($0.09)	($0.17)	N/A
Mineral Properties	$335	$387	$486	N/A	N/A
Shareholders’ Equity	$1,114	$2,015	$1,246	N/A	N/A
Total Assets	$1,155	$2,060	$1,289	N/A	N/A

Table No. 3a

Selected Financial Data

(CDN$ in 000, except per share data)

	9 Months Ended 5/31/06	9 Months Ended 5/31/05
CANADIAN GAAP

Revenue	Nil	Nil
Income (Loss) for the Period	($417)	($455)
Basic Income (Loss) Per Share	($0.01)	($0.01)
Dividends Per Share	Nil	Nil
Wtg. Avg. Shares (000)	39,107	37,240
Period-end Shares	42,284	37,246

Working Capital	$1,871	$1,302
Mineral Properties	$2,894	$2,711
Long-Term Debt	Nil	Nil
Capital Stock	$11,821	$10,086
Shareholders’ Equity (Deficit)	$4,807	$4,046
Total Assets	$5,000	$4,068

US GAAP
Net Loss	($1,004)	($817)
Loss Per Share	($0.03)	($0.02)
Mineral Properties	Nil	Nil
Shareholders’ Equity	$1,913	$1,335
Total Assets	$2,106	$1,357

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal years ended 8/31/01 thru 8/31/05; the end of the latest nine month interim periods ended 5/31/2006 and 5/31/2005; and, the last eight monthly periods. The average rates, the range of high and low rates, and the closing prices for those periods are disclosed.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

__________________________________________________________________________

Period	Average	High	Low	Close

August 31, 2006		1.13	1.11	1.11
July 31, 2006		1.14	1.11	1.13
June 30, 2006		1.12	1.10	1.12
May 31, 2006		1.12	1.10	1.10
April 30, 2006		1.17	1.12	1.12
March 31, 2006		1.17	1.13	1.17
February 28, 2006		1.16	1.14	1.14
January 31, 2006		1.17	1.14	1.14

Nine Months Ended 5/31/2006	1.15	1.20	1.10	1.10
Nine Months Ended 5/31/2005	1.23	1.31	1.18	1.25

Fiscal Year Ended August 31, 2005	1.23	1.31	1.18	1.19
Fiscal Year Ended August 31, 2004	1.30	1.39	1.27	1.31
Fiscal Year Ended August 31, 2003	1.45	1.59	1.33	1.39
Fiscal Year Ended August 31, 2002	1.57	1.61	1.51	1.56
Fiscal Year Ended August 31, 2001	1.53	1.58	1.47	1.55

__________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 5/31/2006. Since that time, no shares have been issued.

Table No. 5

Capitalization and Indebtedness

As of May 31, 2006

SHAREHOLDERS’ EQUITY
42,283,561 shares issued and outstanding	$11,821,283
Contributed Surplus	$722,765
Retained Earnings (deficit)	($7,736,558)
Net Stockholders’ Equity	$4,807,490

Stock Options Outstanding	1,300,000
Warrants Outstanding	4,415,750
Preference Shares Outstanding	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to Golden Goliath:

Cumulative Unsuccessful Exploration Efforts By Golden Goliath Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Golden Goliath in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Golden Goliath having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Golden Goliath Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Golden Goliath has an interest or the concessions in which Golden Goliath has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Golden Goliath does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves were not defined on any of the properties on which Golden Goliath has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of Golden Goliath’s properties have advanced to the commercial production stage and Golden Goliath has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since Golden Goliath’s inception of the development stage, according to Canadian Gaap, is ($7,319,435).  Golden Goliath does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Golden Goliath has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Golden Goliath currently has 3,575,000 share purchase options outstanding and 4,415,750 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 42,283,561 (as of 5/30/2006) to 50,274,311.  This represents an increase of 15% in the number of shares issued and outstanding and would result in dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Golden Goliath’s Stockholders

Because the success of Golden Goliath is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,575,000 share purchase options outstanding, which, if exercised, would result in an additional 3,575,000  common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Golden Goliath Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Golden Goliath Could Be In An Amount Great Enough to Force Golden Goliath to Cease Operations:

The current and anticipated future operations of Golden Goliath, including further exploration activities require permits from various Federal and State governmental authorities in Mexico.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Golden Goliath to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Golden Goliath and Shareholders Could Find It Difficult to Sell Their Stock:

Golden Goliath’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Golden Goliath’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Golden Goliath is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Golden Goliath’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Golden Goliath’s growth will depend, on the efforts of its Senior Management, particularly its President, J. Paul Sorbara, its CFO and Corporate Secretary, Stephen Pearce and its Board of Directors that includes Richard Hughes, Ing. Daniel Nofrietta, Marc Legault, Dr. Andrew Robertson, Robert Hutchison and Edward Sorbara.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Golden Goliath.  Golden Goliath is a corporation incorporated in the province of British Columbia under the British Columbia Business Corporations Act.  A substantial portion of Golden Goliath’s assets are located outside of the United States, predominately in Mexico and Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Golden Goliath is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act. This could result in shareholders having less complete and timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Pertaining to the Industry

Mineral Prices May Not Support Corporate Profit for Golden Goliath:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale.  If a profitable market does not exist, Golden Goliath could have to cease operations.

Operating Hazards and Risks Associated with the Exploration-stage Mining Industry Could Result in Golden Goliath Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which Golden Goliath has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Golden Goliath may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Golden Goliath to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Golden Goliath ’s executive office is located at:

   Suite 711, 675 West Hastings Street

   Vancouver, British Columbia, Canada V6B 1N2

   Telephone: (604) 682-2950

   Facsimile: (604) 685-3764

   Website: www.goldengoliath.com

   Email: jps@goldengoliath.com

The contact person is: Mr. Paul Sorbara, President.

Golden Goliath’s fiscal year ends August 31st.

Golden Goliath’s common shares trade on the TSX Venture Exchange under the symbol: “GNG”.

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value.

As of August 31, 2005 there were 37,246,311 common shares issued and outstanding. As of May 31, 2006 (the last fiscal period for which financial statements are available) there were also 42,283,561 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Golden Goliath Resources Ltd. (Golden Goliath or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on June 12, 1996 by Certificate of Incorporation under the name 521858 B.C. Ltd. and was granted a certificate of change of name on September 10, 1998 under the name of Golden Goliath Resources Ltd.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

_________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Initial Public Offering (1)	9,000,000	$4,500,000
	Issued as expense of Initial Public Offering (2)	150,000	$75,000
	Exercise of share purchase warrants (3)	51,875	$18,156

Fiscal 2002	Private Placement (4)	2,387,800	$1,074,510

Fiscal 2003	Private Placement (5)	6,600,000	$990,000
	Private Placement (6)	1,388,888	$249,999

Fiscal 2004	Private Placement (7)	1,200,000	$540,000
	Private Placement (8)	200,000	$40,000
	Exercise of share purchase options	150,000	$52,370
	Exercise of share purchase warrants (9)	12,627	$3,157
	Exercise of share purchase warrants (10)	7,310,884	$1,608,395
Fiscal 2005	Exercise of share purchase warrants (11)	11,111	$2,778

Fiscal 2006 to date	Private Placement (12)	4,000,000	$1,400,000
	Agent’s Units(13)	15,750	$5,512.50
	Exercise of share purchase warrants (14)	40,000	$22,000
	Exercise of Incentive Stock Options	15,000	$3,750
	Exercise of Incentive Stock Options	25,000	$8,750
	Exercise of share purchase warrants (15)	881,500	$484,825

1.

The initial public offering consisted of the sale of 9,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share until October 17, 2002 at a price of $0.75.

2.

These shares were issued to the underwriter as payment for underwriting services.

3.

These shares were issued pursuant to an earlier private placement, which occurred prior to the initial public offering.

4.

This private placement consisted of the sale of 2,387,800 units at a price of $0.45 per unit. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitled the holder to purchase one additional common share for $0.50 until July 2, 2003 and for $0.60 until January 2, 2004.

5.

This private placement consisted of the sale of 6,600,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitled the holder to purchase one additional common share until June 12, 2004 at a price of $0.22.

6.

This private placement consisted of the sale of 1,388,888 units at a price of $0.18 per unit. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.22 until December 3, 2003 and at a price of $0.25 until December 3, 2004.

7.

This private placement consisted of the sale of 1,200,000 units at a price of $0.45 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.55 until February 17, 2005. This was subsequently extended allowing the holder to purchase one additional common share until March 11, 2006 at a price of $0.55. (Approved by the TSX Venture Exchange on February 18, 2005.)

8.

This private placement consisted of the sale of 200,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.25 until September 19, 2005.

9.

These share purchase warrants were associated with the private placement disclosed in (6) above.

10.

These share purchase warrants were associated with the private placement disclosed in (5) and (6) above.

11.

These share purchase warrants were associated with the private placement disclosed in (8) above.

12.

This private placement consisted of the sale of 4,000,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant is convertible into one additional common share at a price of $0.45 until either June 16, 2007 or upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. All the securities issued are subject to a hold period until June 16, 2006.

13.

Agent’s Units consisted of the sale of 15,750 units at a price of $0.35 per unit. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitled the holder to purchase one additional common share until February 15, 2007 at a price of $0.45.

14.

These share purchase warrants were associated with the private placement disclosed in (7) above.

15.

These share purchase warrants were associated with the private placement disclosed in (7) above.

Capital Expenditures

Fiscal Year

Fiscal 2000	$20,899 (1)
Fiscal 2001	$1,332,656 (2)
Fiscal 2002	$1,630,428 (3)
Fiscal 2003	$549,776(4)
Fiscal 2004	$517,158 (5)
Fiscal 2005	$476,624 (6)
Fiscal 2006 to date	$590,900 (7)

1.

This consisted of exploration costs incurred on the Company’s properties located in Mexico. These costs included assay work; drilling; mapping; road construction and site preparation and travel.

2.

Of this amount, $1,295,899 consisted of exploration costs incurred on the Company’s properties located in Mexico. As was the case during Fiscal 2000, the exploration costs included assay work; drilling; mapping; road construction and site preparation and travel. The balance of $36,757 was used to purchase capital assets, which consisted of computer equipment, furniture and fixtures and vehicles.

3.

Of this amount, $1,597,178 consisted of exploration costs incurred on the Company’s properties located in Mexico. As was the case during Fiscal 2001, the exploration costs included assay work; drilling; mapping; road construction and site preparation and travel. The balance of $33,250 was used to purchase capital assets that consisted of computer equipment, furniture and fixtures and vehicles.

4.

This consisted of exploration costs incurred on the Company’s properties located in Mexico. As was the case during Fiscal 2002, the exploration costs included assay work; drilling; mapping; road construction and site preparation and travel.

5.

This consisted of exploration costs incurred on the Company’s properties located in Mexico. As was the case during Fiscal 2003, the exploration costs included assay work; drilling; mapping; road construction and site preparation and travel.

6.

Of this amount, $448,271 consisted of exploration costs incurred on the Company’s properties located in Mexico. As has been the case in the past, the exploration costs included assay work; drilling; mapping; road construction and site preparation and travel. The balance of $12,368 was used to purchase capital assets, which consisted of computer equipment and furniture and fixtures.

7.

All of these funds were spent on exploration work on the Company’s mineral properties in Mexico.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Golden Goliath is a natural resource company currently engaged in the acquisition and exploration of mineral resource properties in Mexico. In Mexico, Golden Goliath operates through its wholly owned subsidiary, Minera Delta S.A. de C.V.

The Company completed an initial public offering in October of 2000. This financing consisted of the sale of 9,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.75 until October 17, 2002. None of these share purchase warrants were subsequently converted into common shares.

During 2001 the Company conducted a major exploration program on a portion of its mineral properties. This work included extensive geochemical and geophysical surveys as well as detailed geological mapping.

In November 2001, the Company launched the second phase work program, which consisted of exploratory drilling. This drilling program had a budget of $1 million, with about 20 to 24 holes planned, and a 5 to 6 month schedule to complete. The Company commenced diamond drilling but due to technical difficulties, equipment failure and poor core recovery the Company switched to reverse circulation drilling in April 2002. The primary significance of switching from diamond drilling to reverse circulation drilling is that in diamond drilling a core is obtained as a result of the drilling and then analyzed. In the case of reverse circulation drilling small rock chips are obtained and then analyzed. Reverse circulation drilling is much faster and also much less expensive.

In late April 2002 the Company announced the acquisition of a 100% interest in a package of ten claims referred to in the Las Boas Property description, totaling 1,946 hectares located in the center of the Uruachic camp. This property is contiguous to the Company’s other Uruachic claims and has extensive underground development. The property was acquired as a result of a default on amounts owed to the Company according to a promissory note.

As disclosed earlier in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS, Golden Goliath completed two financings in June 2002 which enabled it to continue its drilling program. The Company raised a total of $1,074,510 through the issue of 2,387,800 shares pursuant to two private placements.

Another financing was completed in December 2002 through which the Company sold 1,388,888 shares raising approximately $250,000.

For the remainder of 2002, the Company engaged in exploration work on its properties.

The Company resumed exploratory drilling on its Corona Property in January 2003. New roads were constructed to accommodate movement of drilling equipment. By the end of February 2003, 59 reverse circulation drill holes had been completed. The results from this drilling program were announced on April 2, 2003 at which time the Company stated that the mineralized zone (the area where silver and gold mineralization had been observed) had been expanded from an area of 200 meters by 400 meters to an area of 400 meters by 700 meters.

In July 2003, the Company began an exploration program on its Las Bolas Project, which it acquired in April 2003.

The exploration work on the Las Bolas Project continued, after a two-week holiday break beginning in mid-December 2003, in 2004. This exploration work consisted of reverse-circulation exploratory drilling and trenching. “Trenching” is the action consisting of digging trenches, either by hand or with mechanical devices such as bulldozers. The samples taken from the trenches are then examined for the existence of mineralization.

At the end of 2004, the Company announced that the exploration work, which was completed during the year, discovered additional silver mineralization. Because of this discovery, the Company decided to concentrate its exploration efforts in 2005 on the Las Bolas Project in an effort to define an economically viable ore body. (An economically viable ore body has not been defined on any of Golden Goliath’s properties to date and there is no guarantee that one will ever be defined.)

Induced polarization and magnetic surveys were conducted on the Nopalera claim which is part of the Las Bolas Project and the results were announced in early March 2005. These are exploration techniques; which assist in determining the existence of mineralization. They are generally non-invasive and simply measure the electrical and magnetic properties of an area.    This work covered an area of 2.4 by 1.4 kilometers and defined drill targets, which could host additional mineralization. Based on these results, the Company decided to start an exploratory program consisting of diamond drilling which would encompass approximately 3000 meters. In late March 2005, the Company engaged Totem Drilling, an unrelated company, to do this work. The drilling contract was terminated on May 16, 2005, as the contractor was unable to drill to the depth contracted for by the Company.

Since the end of March 2005, the Company has been working on the rehabilitation of some of the underground tunnels on the Las Bolas Project. Most of these efforts are on the Las Bolas tunnel, which is approximately 110 meters below the surface. The Company has also been engaged in exploration work on its Mexican properties as described below.

Plan Of Operations

Source of Funds for Fiscal 2006/2007, Ending August 31st

Golden Goliath ’s primary source of funds since incorporation has been through the issuance of common shares.

Golden Goliath had a working capital balance of $1,870,648 on 5/31/2006. Golden Goliath intends to use its working capital to complete exploration work on the properties in which it has and interest, particularly the Las Bolas Project, and for general working capital.

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 and Fiscal 2007, respectively, Golden Goliath estimates that it might expend $360,000 and $360,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2006 and Fiscal 2007 respectively, Golden Goliath estimates that it might expend $390,000 and $417,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of Golden Goliath anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

Golden Goliath has had no revenue during the past five fiscal years.

At 8/31/2005, the latest fiscal year for which financial statements are available, Golden Goliath’s assets were located in Canada and Mexico. For the past five fiscal years for which audited financial statements are available, ended August 31st, Golden Goliath’s assets were located as follows:

August 31, 2005	Canada	Mexico	Total
Current Assets	$1,084,709	$25,687	$1,110,396
Capital Assets	$9,308	$36,024	$45,332
Mineral Properties	$1,013,018	$1,293,935	$2,306,953
Total Assets	$1,094,018	$2,368,663	$3,462,681

August 31, 2004	Canada	Mexico	Total
Current Assets	$2,026,940	$6,061	$2,033,001
Capital Assets	$6,599	$20,846	$27,445
Mineral Properties	$857,701	$1,490,992	$2,348,693
Total Assets	$2,891,240	$1,517,899	$4,409,139

August 31, 2003
Current Assets	$734,826	$28,749	$763,575
Capital Assets	$8,282	$31,128	$39,410
Mineral Properties	$532,225	$2,453,785	$2,986,010
Total Assets	$1,275,333	$2,513,662	$3,788,995

August 31,2002
Current Assets	$824,859	$116,980	$941,839
Capital Assets	$10,470	$40,719	$51,189
Mineral Properties	$1,331,788	$2,044,210	$3,375,998
Total Assets	$2,037,883	$2,528,697	$4,566,580

August 31, 2001
Current Assets	$1,878,033	$75,245	$1,953,278
Capital Assets	$6,053	$22,075	$28,128
Mineral Properties	$572,297	$1,206,523	$1,778,820
Total Assets	$2,456,383	$1,449,668	$3,906,051

Material Effects of Government Regulations

The current and anticipated future operations of Golden Goliath including further exploration activities, require permits from various Canadian and Mexican Federal, Provincial, and/or state governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Golden Goliath and cause increases in capital expenditures which could result in a cessation of operations by Golden Goliath.  Golden Goliath has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Golden Goliath Resources Ltd. (Golden Goliath or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on June 12, 1996 by Certificate of Incorporation under the name 521858 B.C. Ltd. and was granted a certificate of change of name on September 10, 1998 under the name of Golden Goliath Resources Ltd. The authorized capital of the Company consists of an unlimited number of common shares without par value.

The Company directly or indirectly owns all of the issued and outstanding shares of Minera Delta S.A. de C.V. (“Minera Delta”). Currently there are 50,000 Class “B” shares issued and outstanding in the capital of Minera Delta, 49,999 of which are held directly by the Company and one Class “B” share is held indirectly through 4247 Investments Ltd. (“4247”). 4247 is a wholly owned subsidiary of the Company, incorporated under the Company Act (British Columbia) on February 3, 1999.

Minera Delta is a Mexican mining company that was incorporated under the laws of Mexico on July 17, 1992. The business office of Minera Delta is located at Pascual Orozco 909, 3er Piso, Desp. 13, Chihuahua, Chih, Mexico, CP31240.

4.D.  Property, Plant and Equipment

This section first discloses where Golden Goliath’s office is located in Canada and then describes the mineral properties in which Golden Goliath has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Golden Goliath’s executive offices are located in rented premises of approximately 1,500 sq. ft. at Suite 711, 675 West Hastings Street, Vancouver, British Columbia CANADA V6B 1N2.  Golden Goliath began occupying these facilities on January 2001.  Monthly rent is $1,000.

All of the Company’s current mineral exploration properties except one (Chamizal) are located in close proximity to each other within the historic mining district of Uruachic in Chihuahua, Mexico. Golden Goliath has a 100% interest in 8,415 hectares (20,794 acres) in the district.

During fiscal 2004 and 2005, the Company has expended the majority of its exploration efforts and funds on the Las Bolas – Los Hilos property. During fiscal 2006, management anticipates continuing to primarily explore the Las Bolas – Los Hilos property and may seek joint-venture partners for other properties within its portfolio.

Properties within the Uruachic Mining District

The Company currently has a 100% interest in claims grouped into 7 properties totaling 20,794 acres within the Uruachic Mining District.

Accessibility, Infrastructure, Climate, and Physiography

The Uruachi district is located approximately 250 kilometers southwest of the city of Chihuahua. The town of Uruachi of 1,000 people is located in the approximate center of the project area. Access to the area is via a paved highway from the city of Chihuahua to Las Estrellas, then via a gravel road to the project area. Total travel time from Chihuahua is about 6 hours. Local services, such as gasoline and food, are available in Uruachi. Power lines run from Las Estrellas to Uruachi.

The project area is located in the Sierra Madre Occidental mountain range, and elevations in the area are from 1000 meters to 2000 meters in height. Topography is moderate to rugged.  During winter from November to January, the temperature can drop below freezing and snow and ice are common at the higher elevations. During July and August, rain is very common and roads are often washed out. Vegetation at lower elevations is tropical, while oak and pine forests cover higher elevations.

History

The town of Uruachi was incorporated in 1736 within close proximity to several operating underground mines. Mining activity began several hundred years ago, but most of the historical production occurred between 1750 and 1825. Activity resumed in the early 1900’s as small miners reopened some of the old underground workings. This activity ended during the middle of the century, and very little modern exploration has been conducted in the area until the Company’s acquisition of claims within the project area.

1. The Las Bolas – Los Hilos Property

The Las Bolas – Los Hilos Property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Golden Goliath acquired a 100% interest in this property as a result of a default on a promissory held by Golden Goliath from Minera Uruachic S.A. de C.V. (“Minera Uruachic”). Minera Uruachic originally purchased the claims from local residents. Minera Uruachic is a related company to Golden Goliath in that it is controlled by J. Paul Sorbara, the President of Golden Goliath and Daniel Nofrietta Fernandez, a Director of Golden Goliath.

Location

This property is located in the Uruachi District in the Sierra Madre Occidental Mountains in the state of Chihuahua, Mexico, approximately 200 kilometers southwest of the city of Chihuahua. The property consists of 10 exploration claims totaling 1,946 hectares.

Exploration History

The property contains a number of historical underground workings, which were first explored for gold and silver at least 200 years ago.

An exploration program was conducted in May 2000. This program consisted of opening the entrances to old mine tunnels which had collapsed and had been inaccessible for over 100 years, underground rehabilitation, underground mapping and sampling of 1,600 metres of accessible underground workings. A total of 222 rock chip samples were collected and 10.8 km of induced polarization surveys (see page 15 for an explanation of “induced polarization surveys”) were conducted. The purpose of the program was to evaluate the mineralization within the known underground workings and to test the 1,200 metre long, east– west structural trend between the Las Bolas and Los Hilos workings and to determine the potential of this zone for hosting an epithermal silver–gold deposit. (Epithermal is defined as veins of gold or silver originally formed deep within the Earth’s curst from ascending hot solutions.)

A total of 222 rock chip samples were collected during the program, averaging 0.40 gpt (grams per tonne) gold and 165 gpt silver. Of these, 66 samples collected along 266 metres of accessible underground workings averaged 0.49 gpt gold and 439.23 gpt silver. The seven underground workings mapped and sampled included the old Gambusino mine, which is believed to be in part the upper extension of the Las Bolas mine. The 107 samples collected along the 420 metres of accessible workings assayed 0.38 gpt gold and 320.69 grams per ton of silver.

The Los Hilos mine, located about 1000 metres east of the Las Bolas tunnel, was also examined. The report, which resulted from that work, summarizes results from previous rock chip sampling programs along the 158 metres of accessible workings. The results indicated 158 metres averaging 0.45 gpt gold and 20.85 gpt silver. This includes a 30 metre section that averaged 0.79 gpt gold and 43.08 gpt silver. Surface sampling of outcrops  from other small adits/pits have yielded anomalous gold and silver values over the entire grid area. (Anomalous, in this case refers to values deviating from the typical mineral values found in the area.)

The Induced Polarization survey, defined earlier, conducted during the exploration program outlined 13 different drill target areas located along a 275 meter wide, steep-walled east-west trending geophysical structure.

Past surface sampling on the Don Lazaro claim, also part of this property, by Company geologists returned assays from five samples averaging 3.28 gpt gold and 30.38 gpt silver from outcrop on an east-west ridge situated about 200 metres south of the Las Bolas property.

Field preparation for the first ever drilling conducted on the property began in the fall of 2003. The work included mapping and check sampling of old mine tunnels, followed by the construction of drill access roads and drill pads. Bulldozer work discovered additional unknown mine tunnels which were then cleaned and sampled.

Reverse Circulation drilling commenced in November 2003 and ended in February 2004. A total of 3,150 metres was completed, and although recovery was poor and averaged 58%, results were encouraging, including a section of 15.25 metres in hole B03-11 averaging 326.6 gm silver/tonne and 0.04 gm gold/tonne and Hole B04-3 returned an average of 154.13 gms silver/tonne and 3.22 gms gold/tonne over a width of 40 feet.

The reverse circulation drill program was followed by a program of backhoe trenching and mini bulk sampling of some of the main old workings. A total of 564 metres of trenches were excavated, and additional old mine tunnels were opened also made accessible to allow mapping and sampling. During the summer of 2004, further prospecting, mapping and sampling was performed on the eastern portion of the property. To prepare for additional drilling, a grid was established near old mine workings on the southeastern part of the Nopalera claim. The grid was then used to conduct detailed geological mapping as well as Induced Polarization and Magnetic surveys.

Recent and Anticipated Exploration

Access roads and drill pads were prepared for drilling targets identified through the detailed mapping and surveys. Diamond drilling began in April 2005. Drilling problems in the first hole of the program was caused by clay seams along suspected faults that swelled when contacted by drill water. After two and a half weeks of drilling, the first hole had reached a depth of only 138.07 meters, well above target depth. Therefore, management decided to terminate the diamond drill program until equipment more suited to the conditions would be available. This equipment would be a rotary air drill with the capability to convert to diamond coring which would seal off the clay seams, which caused the problems in the Spring 2005 program.

Beginning in June 2005, work began on rehabilitating the historic Los Bolas tunnel. The tunnel lies 130 meters vertically below the surface collar of the historic Arbolito shaft, but is blocked by rock falls before it reaches the Arbolito.

The Company received the assay results from the underground rehabilitation program at Las Bolas on September 28, 2005. The Company’s geologists did the work in several stages, and the initial assay results from Acme Analytical Labs, a non-related company which tests material for the existence of mineralization, from each stage contained numerous samples that were over the 200 grams silver/tonne limit and needed to be re-assayed, causing delays.

A reverse circulation drilling program of approximately 1500 metres has been planned to test beneath the significant intersection in B04-3, below the Arbolito shaft, which returned a 40 foot interval grading 154.13 gpt silver and 3.22 gpt gold, including a 10 foot section grading 515.5 gpt silver and 11.1 gpt gold. The source of this mineralization, which is the Company’s primary target, is unknown but believed to occur at depth along the Arbolito-Papacho vein/structure. Other planned holes will test the Las Bolas Station B37 vein at depth and the Mesa Seca workings situated 300 meters to the east of the Arbolito shaft where the IP survey conducted in late 2004 and early 2005 defined good drill targets.

In addition to the above mentioned drilling, a further 1000 metres is also planned for the area around the Flor Del Trigo mine, located about five kilometres southeast of the Arbolitio shaft.

In January, Golden Goliath announced that it had signed the drilling contract for the upcoming exploration program on its Las Bolas property. The contractor had begun to mobilize and drilling has begun.

The originally designed drilling program had been increased and now includes approximately 2,800 metres in the Las Bolas – Arbolito area as well an additional 1,000 metres in the area of the old Flor del Trigo mine, about five kilometers east of the old Las Bolas mine. In the Las Bolas area at least four different trends will be tested. This will include several holes designed to test beneath, and along strike of, the intersection in drill hole B04-3, near the Arbolito shaft which returned a 40 foot interval grading 154.13 gpt silver and 3.22 gpt gold, including a 10 foot section grading 515.5 gpt silver and 11.1 gpt gold. This intersection is deemed by management to be important because it is close to the dump beside the old Arbolito shaft.

The source of this sulphide mineralization, which is the Company’s primary target, is unknown but believed to occur at depth along the Arbolito-Papacho vein/structure. Several of the drill holes have been designed to reach the estimated depth of the sulphide zone. Other planned holes will test the Las Bolas Station B37 vein at depth, the Frijolar mine trend, the Mesa Seca workings trend situated 300 meters to the east of the Arbolito shaft, and the Corazon-Providencia trend, located approximately 450 metres southeast of the Arbolito shaft.

The Company also plans to drill four holes on the area on the eastern side of the property on the Nopalera claim. To this end a grid was established near old mine workings on the southeastern part of the Nopalera claim. The grid was then used to conduct detailed geological mapping, as well as Induced Polarization and Magnetic surveys. The surveys outlined several anomalous areas, with the best area being beneath the old Flor Del Trigo Mine. These co-incident chargeability and resistivity highs cover an area of several hundred metres and is the highest priority drill target to date on the Nopalera area of the Las Bolas property.

2. Corona Property

The Corona Property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Golden Goliath has a 100% interest in this property. It consists of 6 exploration claims totaling 1,371 hectares (3,387 acres). One of the claims was acquired from an arms-length party and is subject to a 3% NSR (capped at $2,000,000) while 3 claims were staked by the Minera Delta before acquisition by the Company and the remaining 2 claims were staked by the Company. None of the staked claims have any royalties due.

Because the Company has been concentrating its exploration efforts on the Los Hilos-Las Bolas property, management determined it was prudent to write-down the carrying value of this property. In the Fiscal Year ended August 31, 2003, the Company wrote-down the value of the property by $(630,547). During the Fiscal Year ended August 31, 2004, the Company wrote-down the value of the property by a further $(642,164).

Location

The property is located in the Uruachic mining district, approximately 14 kilometers west-southwest of the town of Uruachic.

Exploration History

Two known veins on the property, Esperanza and La Mula have had short adits driven in the past, and numerous old pits are present in breccia zones, although no written records are available with the results of these workings. The Company began staking the property in 1993 and 1994.

In 1993, the property was optioned to Levelland Energy & Resources, an arms-length exploration company, who later further optioned the property to Amcorp Industries. The option agreements were terminated by 1996.

The Company conducted limited prospecting up to the year 2000. After completion of its initial public offering, the Company completed sampling and mapping and established a detailed survey grid. Soil and rock geochemical surveys were followed by Magnetic and Induced Polarization Surveys.  This work identified 4 areas of old workings. Several existing shafts were reopened and sampled in order to define drill targets.

During 2002 and 2003, the Company completed 59 reverse circular drill holes on the property. This work was successful in outlining the Northeast Zone, which covers and area of widespread gold mineralization and currently consists of an area of 400 by 700 meters in size. The zone remains open in several directions.

Anticipated Exploration

The Company is planning additional exploration which will include a new drill program.

Recent Work by the Company

During the first fiscal quarter the Company compiled in house reports on the mapping and prospecting conducted on this property during the previous quarter. This work has indicated that there is potential for finding more gold mineralization in the Northeast Zone in the stratigraphy overlying the previous drilling. Encouraging alteration and veining was found in this area and the Company may plan more work there in the future.

3.  San Timoteo Property

The San Timoteo Property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Golden Goliath has a 100% interest in this property. It consists of 5 exploration claims totaling 829 hectares (2,049 acres). Minera Delta originally acquired claims from arms-length parties in 1997 and 1999, while additional claims were staked at a later date. There are no royalties due on any of the claims.

Location

The property is located in the Uruachic mining district, approximately 3 kilometers east-northeast of the town of Uruachic.

Exploration History

Production from one of the property’s claims was recorded in the early 1800’s to the 1950’s. Several sets of underground workings exist on the property. The first recorded modern exploration was conducted by Minera Delta.

Exploration work including geochemical and geophysical surveys and detailed geological mapping was conducted in 2001. This work defined a drill target area 1.3 kilometers long by 600 meters wide. Within an area of 750 meters by 250, 8 diamond drill holes were completed in March 2001. Four holes were drilled. The most significant results from these holes are presented in the table below which summarizes the weighted average grades over the stated intervals.

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)

ST-01-05	25.85	53.20	27.75	0.15	7.0
ST-01-07	86.4	142.6	56.2	0.14	1.75
ST-01-08	54.6	63.2	8.6	0.37	23.75
ST-01-08	79.95	81.8	5.9	0.21	5.93
ST-01-08	119.25	130.9	11.7	0.39	16.8

Anticipated Exploration

Several of the target areas on the property, including the area in the vicinity of the historic San Martin mine workings, have yet to be drill tested as there is currently no road access to the area. Management would like to conduct further exploration on the property, either directly or through a joint-venture or option agreement.

4.  Nueva Union

The Nueva Union Property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Golden Goliath has a 100% interest in this property. It consists of 1 exploration claim totaling 212 hectares. Minera Delta originally staked the claim in 1997. There is no royalty due on the property.

Location

The property is located in the Uruachic mining district, approximately 2.5 kilometers east-northeast of the town of Uruachic. It is almost contiguous to the Company’s San Timoteo property.

Exploration History

Mining activity on and near the property dates to the early 1800’s. After completing its Initial Public Offering, the Company established a survey grid on this property which was used to conduct detailed geological mapping, soil and rock geochemical surveys, and Magnetic and Induced Polarization surveys. This work determined that the eastern portion of the claim held less exploration potential, and it was dropped from the claim.

Anticipated Exploration

At least two exploration targets have been identified on the property, but have yet to be tested. There has been no drilling conducted on the property. The Company may seek a joint-venture partner or an option agreement to advance exploration on the property.

5.  La Reforma

The La Reforma Property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Golden Goliath has a 100% interest in this property. It consists of 2 exploration claims totaling 562.5 hectares (1,390 acres). Minera Delta originally acquired the first claim in 1994 from an arms-length party, which includes a 1% NSR which can be acquired by the Company for a payment of $500,000. In 1994, the Company optioned a 75% interest in the property to Levelland Energy & Resources Ltd. before reacquiring the interest in 1997. Additional claims were later staked to cover anomalies along the property’s northeast corner.

Because the Company is concentrating its exploration efforts on the Los Hilos-Las Bolas property, management determined it was prudent to write-down the carrying value of this property. During the Fiscal Year ended August 31, 2003, the Company wrote-down the value of the property by $(425,591).

Location

The property is located in the Uruachic mining district, approximately 2.5 kilometers west-northwest of the town of Uruachic.

Exploration History

Historic workings consisting of a few old tunnels exist in the central portion of the property. These tunnels have not been rehabilitated. There is also evidence of historic sampling and trenching occurs in several other areas of the property.

After the Company’s Initial Public Offering, the Company performed preliminary mapping and sampling, and the establishment of a detailed survey grid. This grid was used to conduct exploration work including IP, magnetic, geophysical and geochemical surveys and detailed geological mapping. Road building followed this work to access target areas, and a drill program consisting of 10 short reverse circulation drill holes. Two drill holes intercepted anomalous gold mineralization.

Anticipated Exploration

Further drilling is required to test mineralization at depth and to the north along the trend. The Company may conduct further exploration itself, or seek a joint-venture partner or optionee to fund additional exploration.

6.  Oteros/La Esperanza  Property

The Oteros/La Esperanza Property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property stemmed from earlier work, as described below, that was performed in the area.

Acquisition of Interest

Golden Goliath has a 100% interest in this property. It consists of 2 exploration claims totaling 396 hectares (979 acres). The Oteros claim was originally staked by Minera Delta, while the La Esperanza claim was acquired from an arms-length individual. The La Esperanza claim is subject to a 2% NSR, which is capped at CDN$1,000,000.

In 1994, the claims were optioned to Levelland Energy & Resources and Canarc Resources Corp.  Canarc performed a limited amount of exploration on the claims before Canarc dropped its option and the Company reacquired a 100% interest in the claims.

Because the Company is concentrating its exploration efforts on the Los Hilos-Las Bolas property, management determined it was prudent to write-down the carrying value of this property. During the Fiscal Year ended August 31, 2004, the Company wrote down the value of the property by $(527,535).

Location

The property is located in the Uruachic mining district, approximately 5.5 kilometers south of the town of Uruachic.

Exploration History

During its option period, Canarc completed some road building and trenching on the property. After reacquiring a 100% interest in the project, Minera Delta took 219 surface samples and discovered a historical shaft on the Oteros claim. In 1997, Minera Delta began to excavate this shaft and took grab samples from the exposed faces. After the Company’s Initial Public Offering, a survey grid and detailed geological mapping, soil and rock geochemical surveys, as well as Magnetic and Induced Polarization surveys were completed on the property.

This exploration work outlined two anomalies in the north central Oteros mineral claim. These anomalies are on the east and west flanks of the vein swarm on the La Esperanza mineral claim.  A total of 14 short drill holes tested the central and southeastern portions of the Oteros claim with limited success. A second large target lies west of the area of this work and remains untested.

Anticipated Exploration

The Company is seeking to enter into an option agreement with an arms-length party to fund additional exploration on the property.

7.  Bufalo, La Hermosa and La Barranca Claims

The Bufalo, La Hermosa claims are without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in these claims is due to results of regional prospecting work conducted in the area.

Acquisition of Interest

Golden Goliath has a 100% interest in these claims. These claims total 3,078 hectares (7,603 acres). The La Hermosa and La Barranca claims were staked by the Company, while the Bufalo claim was staked by Industrias Penoles (“Penoles”) after being invited to visit the Company’s properties. Penoles later assigned the claims to the Company for reimbursement of its staking costs.   The Bufalo claim was later reduced to three parts: Bufalo R-1 A, Bufalo R-1 B and Bufalo R2.

Location

The claims are located on the perimeter of the Uruachic mining district.

Exploration History

The Company has performed only limited exploration work on the claims. All were staked due to positive results from a regional prospecting program. The La Barranca claim hosts a mineralized showing known as Cobrizo, which the Company has mapped and sampled.

Anticipated Exploration

At this time, the Company intends to conduct no exploration work on the claims in fiscal 2006. Golden Goliath will hold the claims and seek a possible joint-venture partner to fund any further exploration on these claims.

8.  Chamizal Property

The Chamizal property is not located in the Uruachic mining district. The property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property is due to historical workings in the area and the property’s favorable geological setting.

Acquisition of Interest

Golden Goliath has a 100% interest in the property, which totals 689 hectares (1,701 acres). The property was staked by Minera Delta in 1998. There are no royalties due on the property.

Location, Accessibility, Infrastructure, Climate, and Physiography

Chamizal is located in central Chihuahua State, Mexico, approximately 85 kilometers south of the city of Chihuahua. Access is from Chihuahua on a paved state highway and paved secondary roads to the village of El Chamizal, then 5 kilometers west on gravel tracks to the property. Water is available from tributary of the Rio Conchos River which flows through the town of El Chamizal.

Chamizal Project
Chihuahua
Mexico
Golden Goliath
RESOURCES LTD.
32ºN
31ºN
30ºN
29ºN
28ºN
27ºN
109ºW
108ºW
107ºW
106ºW
105ºW
104ºW
El Paso
Ciudad Juarez
Bismark
Porvenir
45
Janos
Corralitos
Mariana
Villa Ahumada
Nuevo Casas Grandes
Corpos
Yuca
Los Lamentos
Rio Bravo
F. Magon
Buenaventura
Ojinaga
16
Mulatos
Namiquipa
Mano Negra
Madera
Terrazas
Plomosas
Lajitas
Tascatito
San Carlos
Morreon
Chihuahua
Santa Eulalia
Concheno
Cuauhtemoc
Ciudad Delicias
Pinos Altos
Basaseachic
Cusihuriachi
La Paz
Chamizal
Ocampo
Satevó
Magistral
Savonarola
Uruachic
Zapote
Naica
Monterde
Chinipas
Cienega de Trejo
Cordero
Guazapares
La Guitarra
Olivos
Ciudad Jiminez
Almoloya
Piedras Verdes
Lluvia de Oro
San Francisco del Oro
Parral
Batopilas (Francisco Gold Corp.)
Hidalgo del Parral
Reforma
Santa Barbara
0 50 100 150 200 km
Guadalupe y Calvo
Guanacevi
Tayoltita
U.S.A.
Chihuahua State
MEXICO
Caribbean Sea
Pacific Ocean
Mexico City
LEGEND
Exploration Area
Active Mine

The property is in the Sierra de Chaconena, and elevation ranges from 1,560 to 2,330 meters above sea level. Topography is rugged, and is sparsely covered by desert vegetation.

Regional and Project Area Geology

There are several areas of historic mine workings on the property, including the southwestern workings which comprise two tunnels of more than 400 meters in length. These tunnels contain areas where Lead-Zinc-Silver mineralization has been mined previously. (It is important to realize that the past mining is no guarantee that any future mining will occur in these tunnels.)

Exploration History

The Company has performed only limited exploration work on the claims. Surface mapping and sampling has had limited success. It has been recommended that comprehensive geophysical surveys be performed on the property in order to define drill targets.

Anticipated Exploration

At this time, the Company intends to conduct no exploration work on the property in fiscal 2006. Golden Goliath will continue to hold the property while it seeks a joint-venture partner to fund exploration work.

10. The La Cruz Silver Property

The property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property is due to historical workings in the area and the property’s favorable geological setting.

Acquisition of an Interest

The Company acquired a 100% interest in this property by staking the ground.  The claim covers an area of 90 hectares (222 acres).

General Information

The Company announced the acquisition of this property on November 14, 2005, and, consequently, little information is currently available. The following paragraph provides a general overview of this property.

This property located about 150 km southwest of Chihuahua city. It has good road access, hosts numerous old underground workings. The structures average about 2 metres in width at the surface. The workings, mostly shafts, appear to extend from 25 to 80 metres and preliminary mapping indicates that the structures widen at depth. The age of the workings is uncertain, but they are not recent and it appears that no drilling has ever been done on the ground.

Preliminary work by the Company’s geologists included taking 17 chip samples across widths ranging from 1.0 to 2.5 metres and averaging 1.75 metres. The assays for these samples ranged from 11 to 832 grams silver/tonne with an arithmetric average of 237 grams silver/tonne.

Golden Goliath Resources current focus is on its upcoming drill program on the Las Bolas property in the Uruachic camp and continues to seek drill bids for this work. The Company therefore plans to look for a partner for this new property.

10. La Gloria Silver Property

The property is without known reserves and the work being done by Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property is due to historical workings in the area and the property’s favorable geological setting.

Acquisition of an Interest

The Company acquired this property by staking and covers an area of 300 hectares (741 acres).

Location

The property is located in the western part of the state of Chihuahua in Mexico.

Recent Work by the Company

Golden Goliath staked this property because of an area of interest which consists of a five to ten metre wide quartz-rich breccia that was discovered by its geologists. No work has been done by the Company to date on this property. (A breccia is an area of fragmented rocks.)

11.  The Beck Property

The property is without known reserves and the work being done by the Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property is due to historical workings in the area and the property’s favorable geological setting.

Acquisition of Interest

The Company acquired this property by staking and it covers an area of  429 hectares (1,059 acres).

Location

The property is located in the state of Chihuahua, approximately 100 kilometres northeast of the City of Chihuahua.

Recent Work by the Company

Golden Goliath staked this property because it partially covers and is adjacent to, old placer gold mining claims.  The only work done by the Company has been prospecting and reconnaissance sampling. No further work is planned at this time.

12.  The Canario property

The property is without known reserves and the work being done by the Golden Goliath is exploratory in nature. Golden Goliath’s interest in this property is due to historical workings in the area and the property’s favorable geological setting.

Acquisition of Interest

The Company acquired this property by staking and it covers an area of 500 hectares (1,235 acres).

Location

The property is located in the southern part of the state of Chihuahua, approximately 200 kilometres southwest of the city of Chihuahua.

Recent Work by the Company

Golden Goliath staked this property because it is adjacent to an old mine in an area of favorable geology. Work completed by the Company consisted of a property evaluation consisting of mapping, rock and silt sampling.  A total of 14 silt samples and 43 rock samples were collected. Results from this work returned low geochemical assay values and no further work is planned by the Company at this time.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 8/31/2005, 8/31/2004 and 8/31/2003 and for the nine-month fiscal periods ended 5/31/2006 and 5/31/2004 should be read in conjunction with the financial statements of Golden Goliath and the notes thereto.

Overview

During Fiscal 2001, ended August 31st, Golden Goliath completed its initial public offering and raised $4,500,000 through the sale of 9,000,000 shares. Also the Company raised $18,156 pursuant to the exercise of share purchase warrants related to a private placement, which occurred prior to the initial public offering.

During Fiscal 2002, ended August 31st, Golden Goliath raised $1,074,510 through the sale of 2,387,800 shares.

During Fiscal 2003, ended August 31st, Golden Goliath raised $1,240,000 through the sale of 7,988,888 shares.

During Fiscal 2004, ended August 31st, Golden Goliath raised $580,000 through the sale of 1,400,000 shares and raised $1,663,922 through the exercise of share purchaser warrants from previous private placement financings.

During Fiscal 2005, ended August 31st, Golden Goliath raised $2,778 through the exercise of share purchase warrants from previous private placement financings.

Since August 31, 2005, Golden Goliath raised $1,405,512 through the sale of 4,015,750 shares, raised $506,825 through the exercise of share purchase warrants from previous private placement financings and raised $$12,500 through the exercise of incentive stock options.

Results of Operations

The Nine Months Ended 5/31/2006 vs. The Nine Months Ended 5/31/2005

For the nine months ended May 31, 2006, the Company incurred a net loss of $417,123 compared to a net loss of $455,009 for the nine months ended May 31, 2005. The significant difference between the two fiscal periods was a non cash charge of $133,559 for stock based compensation during the nine months ended 5/31/2005 compared to nil for the nine months ended 5/31/2006. The other significant differences were in the categories of “professional fees”, “office and general” and “wages and benefits”. Professional fees increased by $37,540 during the nine month fiscal period ended 5/31/2006 as compared to the nine month fiscal period ended 5/31/2005 because of the greater exploration activity of the Company which occurred on its Mexican properties. The additional support work required by this increased activity resulted in an increase in “wages and benefits” in the amount of $17,528 and an increase in “office and general” in the amount of $$17,548 during the nine month period ended 5/31/2006 as compared to the nine month period ended 5/31/2005.

As of May 31, 2006, deferred mineral property exploration costs totaled $2,559,497 compared to $1,972,180 at August 31, 2005. The Company incurred a total of $587,316 in exploration expenditures during the nine months ended 5/31/2006. In the nine months ended 5/31/2006, the Company spent $105,115 on assaying; $286,862 on drilling; $66,232 on geology and mapping; $19,463 on property taxes and passage rights; $23,304 on wages; $47,074 on road construction and site preparation; and, $27,817 on miscellaneous work on its properties located in Mexico.

Fiscal 2005 Ended 8/31/2005 vs. Fiscal 2004 Ended 8/31/2005

For the year ended August 31, 2005, the Company incurred a net loss of $1,072,936 compared to a net loss of $1,796,671 during the previous year. The significant difference between the two years was a write down of mineral properties, which was $490,011 in 2005 compared to $1,169,699 in 2004.

For the year ended August 31, 2005 there was a total of $619,203 in administrative expenses compared to $623,829 in 2004. The significant variance in the two years include an increase of $37,000 in management fees and a decrease in investor relations from $42,905 in 2004 to nil in 2005. The Company’s reliance on management to perform investor relations is the reason for the decrease in investor relations and increase in management fees. All other expenses were similar to the prior year.

As of August 31, 2005, deferred mineral property exploration costs totaled $1,972,180 compared to $1,961,834 at August 31, 2004. The Company incurred a total of $448,271 in exploration expenditures during the past year. The Company wrote down its Nueva Union, Bufalo, La Hermosa, La Barranca, Beck and El Chamizal properties, as the Company believes the recoverability of these expenditures was unlikely due to unfavorable exploration results. While several targets have been down graded each of these properties has other good exploration targets, which the Company intends to explore in the future. The Company plans to continue maintaining these properties.

In fiscal 2005, the Company spent $104,071 on drilling and $159,426 doing geology and mapping mainly on its Los Hilos, Las Bolas and Nopalera properties. In addition, the Company spent $23,217 on assaying, $79,520 on property taxes and passage rights and $27,840 on salaries in Mexico. These expenditures relate mainly to the Company’s Los Hilos, Las Bolas and Nopalera properties.

Fiscal 2004 Ended 8/31/2004 vs. Fiscal 2003 Ended 8/31/2003

Golden Goliath had no income from operations during the fiscal years ended August 31, 2004 and August 31, 2003.

During the fiscal year ended 8/31/2004 Golden Goliath continued doing exploration work on its properties located in Mexico

The Company reported a loss of ($1,796,671) or ($0.06) per share compared to a loss of ($2,037,661) or ($0.09) per share during the previous year, a decrease in loss of $240,990. The decrease in loss was primarily attributable to decreases in various expenses as follows:

1.

Professional fees decreased by $26,421 due to managements’ decision to bring more of the mineral exploration work in-house.

2.

Investor relations decreased by $30,274. This was due to the fact that management decided to cease promotion activities because of their perception of a low level of interest among investors involved in the resource industry.

3.

Rent and utilities decreased by $9,802 because office space on the Corona Property was no longer needed due to a cessation of drilling.

4.

Wages and benefits decreased by $10,968 because temporary employees were no longer needed when drilling stopped on the
Corona Property.

Fiscal 2003 Ended 8/31/2003 vs. Fiscal 2002 Ended 8/31/2002

Golden Goliath had no income from operations during the fiscal years ended 8/31/2003 and 8/31/2002.

During the fiscal year ended August 31, 2003 Golden Goliath continued doing exploration work on its properties located in Mexico.

During the fiscal year-ended August 31, 2003, the Company reported a loss of ($2,037,661) or ($0.09) per share compared to a loss of ($546,950) or ($0.03) per share during the year ended August 31, 2002, an increase in loss by $1,490,711. The increase in loss was attributable largely to a write-down of mineral properties, which occurred during the fiscal year ended August 31, 2003, in the amount of $1,137,160 and a charge of $345,957 for stock based compensation compared to nil for both items in the the fiscal year ending August 31, 2002.

During the fiscal year ended August 31, 2003, the Company wrote down $425,591 of the costs associates with the La Reforma Property; $630,547 of the costs associated with the Corona Property; and, $81,022 of the costs associated with the Bufalo La Hermosa La Barranca El Chamizal Property.

The costs associated with the La Reforma Property were written down because the Company plans no immediate future work on the Property and consequently the write-down is required by standards of Canadian Gaap.

The costs associated with the Bufalo La Hermosa La Barranca El Chamizal Property were written down because the Company plans no immediate future work on this property and consequently the write-down is required by standards of Canadian Gaap.

The foreign exchange loss occurred because Minera Delta S.A. de C.V. is an integrated foreign operation and is translated as follows: monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non-monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items are translated on the date of occurrence. Amortization expenses are translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

In an effort to conserve capital during the fiscal year ended August 31, 2003, the Company did reduce discretionary internal expenses. Reductions occurred in the expense categories of office and general, professional fees, investor relations, travel and rent/utilities. The reduction in these expenses totaled $90,745. The Company decided to reduce these expenses to preserve cash in order to allow further exploration activity.

Liquidity and Capital Resources

Nine Months Ended 5/31/2006

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,870,648 at May 31, 2006 compared to a working capital position of $1,301,606 at May 31, 2005. The Company’s cash position at May 31, 2006 was $2,002,736.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months as the Company intends to be aggressive in its exploration this year. The Company has a large portfolio of exploration properties and has sufficient cash to meet its next phase of exploration, however, additional capital will be required to continue work after this next phase and to meet its working capital requirements. Management plans to meet the Company’s working capital requirements through the sale of common shares. Currently, management is planning a private placement financing, only to Canadian residents, later in the year.

Other than property taxes, which are approximately $70,000 per year, the Company does not have any capital resource commitments.

Fiscal 2005 ended 8/31/2005

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company raised virtually no funds during the fiscal year ended August 31, 2005, with the exception of the exercise of 11,111 share purchase warrants associated with a previous private placement financing. Funds generated as a result of these exercises were only $2,778.

The Company had working capital of $1,068,911 at August 31, 2005 compared to a working capital position of $1,988,129 at August 31, 2004. The decrease in working capital was largely a result of expenditures on the Mexican properties and the decision of management to forgo any financing activity in order to prevent further dilution. The cash position of the Company at August 31, 2005 was $1,052,796.

Fiscal 2004 ended 8/31/2004

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

During the fiscal year ended August 31, 2004, a total of $580,000 was raised by the issue of 1,400,000 shares through two private placements. The Company also issued 7,473,511 share raising $1,663,922 through the exercise of share purchaser warrants from previous private placement financings .

The Company had working capital of $1,988,129 at August 31, 2004 compared to a working capital position of $721,080 at August 31, 2003. The improvement in working capital was largely a result of warrants being exercised during the year. The Company’s cash position at August 31, 2004 was $2,008,799.

US GAAP Reconciliation

a)

Acquisition of Mineral Properties and Deferred Exploration Costs

In accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, the Company has capitalized mineral property acquisition costs for United States GAAP.  Mineral property exploration expenditures are written off as incurred.  Under Canadian GAAP, the Company capitalizes both acquisition costs and exploration expenditures.

b)

Escrow Shares

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

c)

Exploration Stage Company

For US GAAP purposes, the Company is considered an exploration stage company.  Under Canadian GAAP, the Company is not required to disclose, in the income statement and the cash flows, cumulative since inception to date information.  Had the consolidated financial statements been prepared in accordance with US GAAP, such information would have been disclosed.

d)

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share–Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123, SFAS 123(R) supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  Generally, the approach is SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  For United States GAAP purposes, the Company will adopt the fair value policy on a modified prospective basis commencing December 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29” (“SFAS 153”).  The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assts that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 will be effective for fiscal periods beginning after June 15, 2005.  The Company believes the SFAS 153 will have no impact on the financial statements of the Company once adopted.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”).  SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so.  SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

9/15/06

______________________________________________________________________________

Name	Age	Date First Elected or Appointed

J. Paul Sorbara, Director/President	53	February 5, 1997 (Officer) and June 10, 1998 (Director)
Daniel Nofrietta Fernandez, Director	65	June 10, 1998
Richard W. Hughes, Director	73	June 10, 1998
Edward K. Sorbara, Director	62	June 10, 1998
Dr. Andrew Robertson, Director	62	December 17, 1998
Rob Hutchinson, Director	50	December 1, 2000
Stephen Pearce, Director/CFO/Corporate Secretary	36	December 11, 2000(Corporate Secretary) January 26, 2006 (Director and CFO)
Marc Legault	46	January 26, 2006

______________________________________________________________________________

J. Paul Sorbara has been the President of the Company since February 5, 1997 and a Director of the Company since June 10, 1998. Mr. Sorbara is a graduate of the University of Toronto where he received a Bachelor of Science Degree in 1976 and a Master of Science Degree in 1979. He received the designation of Professional Geologist in 1991 from the Association of Professional Engineers and Geoscientists in British Columbia and in 1985 the Geological Association of Canada awarded him the designation of Fellow of the Geological Association of Canada. He also serves as the President of Minera Delta S.A. de C.V., a wholly owned subsidiary of Golden Goliath. He owns a consulting firm called Sorbara Geological Consulting Ltd., but devotes very little time to that company. He currently devotes 100% of his time to his duties as the President of the Company.

Daniel Nofrietta Fernandez has been a Director of the Company since June 10, 1998. He graduated with a degree in engineering from the Universidad Autonoma De Mexico in 1965. In 1969 he attended the University of Arizona studying geology. He has been the President and a Director of Minera Uruachic S.A. de C.V. since 1999 and the President and a Director of the Company’s wholly owned subsidiary, Minera Delta S.A. de C.V. since 1992. He devotes 100% of his time to the affairs of the Company.

Richard W. Hughes has been a Director of the Company since June 10, 1998 Mr. Hughes has been the President of Hastings Management Corp. since 1967. (Hastings Management is a private company owned by Mr. Hughes that assists Canadian public companies with capital formation, management and investor relations.) He currently is associated with the following public companies:

Position	Issuer	Exchange	Since
Director/President	Abitibi Mining Corp.	NEX	1983
Director	Alamos Gold Corp.	TSX	2000
Director	Amador Gold Corp.	TSX.V	2002
Director	Genco Resources Ltd.	TSX.V	2004
Director/President	Golden Chalice Resources Inc.	TSX.V	2004
Director	Golden Goliath Resources	TSX.V	1998
Director	Gryphon Gold Corporation	TSX.V	2003
Director	Kalahari Resources Inc.	TSX.V	1994
Director/President	Klondike Gold Corp.	TSX.V	1985
Director	Klondike Silver Corp.	TSX.V	2005
Director	Kootenay Gold Inc.	TSX.V	2005
Director	Neodym Technologies Inc.	TSX.V	1986
Director	Radiant Resources Inc.	TSX.V	1997
Director	Fortune River Resource Corp.	TSX.V	2002
Director/President	Sedex Mining Corp.	TSX.V	1980
Director	Yale Resources Ltd.	TSX.V	1988

Mr. Hughes devotes 5% of his time to the affairs of the Company.

Edward K. Sorbara has been a Director of the Company since June 10, 1998. He is a cousin of the President, Mr. Paul Sorbara. Edward Sorbara received his Bachelors Degree in Commerce from the University of Toronto in 1964 and his MBA from the University of Chicago in 1967. He has been employed by Sorbara Services Ltd. as the Principal since 1967.  Sorbara Services Ltd. is involved in the real estate industry in Toronto as developers. He spends 5% of his time on the affairs of the Company.

Dr. Andrew Robertson has been a Director of the Company since December 17, 1998. Dr. Robertson received his Doctorate and Bachelor of Science Degrees from the University of Witwatersrand in the Republic of South Africa. He holds the designation of Professional Engineer which was awarded to him from both the Association of Professional Engineers & Geoscientists of British Columbia and the Association of Professional Engineers of Ontario. Since April 1994 Robertson Geoconsultants Inc., a company that he owns, has employed him. Through his company he provides consulting services to mining companies. He currently devotes 5% of his time to the affairs of the Company.

Rob Hutchinson has been a Director of the Company since December 1, 2000. He graduated from the University of British Columbia with a Bachelor of Science Degree in 1978. A co-founder of eCharge Corporation (www.echarge.com), Rob held numerous position within eCharge including, President, and Chief Technical Officer. Prior to co-founding eCharge Corporation, Rob Hutchison was President of SNI Corporation, which specialized in the integration of SUN Microsystems UNIX based systems and Internet & Firewall Security. He is also Vice President and co-founder of Vivox International Inc. He devotes 5% of his time to the affairs of the Company.

Stephen Pearce has been the Corporate Secretary of the Company since December 11, 2000 and CFO and a Director of the Company since January 26, 2006. Mr. Pearce graduated from York University in 1993 with a degree in Economics. He received his law degree from the University of British Columbia in 1996. He is an attorney specializing in junior mining companies. Mr. Pearce serves as a Director and Corporate Secretary of the following TSX Venture Exchange listed companies: Fall River Resources Ltd., Neodym Technologies Inc. and Sable Resources Ltd.  Mr. Pearce devotes 20% of his time to the affairs of the Company.

Marc Legault has been a Director of the Company since January 26, 2006.  He is manager of project evaluations with Agnico-Eagle Mines Ltd. in Toronto. He is currently managing the exploration and evaluation program at Agnico’s Pinos Altos project in Chihuahua and is also directly involved in evaluating other exploration and mining opportunities in Mexico.  He devotes 5% of his time to the affairs of the Company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management with the exception of J. Paul Sorbara and Edward Sorbara who are cousins.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 8/31/2004 was $83,000, paid to Paul Sorbara, the President of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		other
Name and Principal				Compen-	Under	Restricted	LTIP	Compen
Position	Year	Salary	Bonus	sation	Options	Shares	Payouts	-sation
		($)	($)	($)	(#)	Units	($)	($)
						($)
J. Paul Sorbara	2005	120,000	Nil	Nil	100,000	Nil	Nil	Nil
President (1)	2004	83,000	Nil	Nil	150,000	Nil	Nil	Nil
	2003	60,000	Nil	Nil	50,000	Nil	Nil	Nil

Dennis Fong (2)	2004	Nil	Nil	Nil	150,000	Nil	Nil	Nil
Chief Financial Officer	2003	Nil	Nil	Nil	50,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Sorbara’s annual compensation is paid to a private company owned and controlled by him. The name of this private company is Sorbara Geological Consulting Ltd.

(2) Mr. Fong has since deceased.

Table No. 7

Outstanding Stock Options

Name of Optionee	No. of Optioned Shares Remaining	Totals	Exercise Price	Original Date of Grant	Expiry Date
Paul Sorbara	50,000		$0.25	Dec. 30, 2002	Dec. 30, 2007
Paul Sorbara	150,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Paul Sorbara	100,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Paul Sorbara (1)	300,000	600,000	$0.36	June 29, 2006	June 29, 2011

Daniel Nofrietta	25,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Daniel Nofrietta	50,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Daniel Nofrietta	250,000	325,000	$0.36	June 29, 2006	June 29, 2011

Richard W. Hughes	20,000		$0.25	Dec. 30, 2002	Dec. 30, 2007
Richard W. Hughes	80,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Richard W. Hughes	50,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Richard W. Hughes	125,000	275,000	$0.36	June 29, 2006	June 29, 2011

Andy Robertson	25,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Andy Robertson	50,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Andy Robertson	200,000	275,000	$0.36	June 29, 2006	June 29, 2011

Edward Sorbara	50,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Edward Sorbara	50,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Edward Sorbara	175,000	275,000	$0.36	June 29, 2006	June 29, 2011

Rob Hutchinson	50,000		$0.25	Dec. 30, 2002	Dec. 30, 2007
Rob Hutchinson	75,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Rob Hutchinson	150,000	275,000	$0.36	June 29, 2006	June 29, 2011

Stephen Pearce	25,000		$0.25	Dec. 30, 2002	Dec. 30, 2007
Stephen Pearce	25,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Stephen Pearce	50,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Stephen Pearce	250,000	350,000	$0.36	June 29, 2006	June 29, 2011

Marc Legault	275,000	275,000	$0.36	June 29, 2006	June 29, 2011

Carmen de la Fuente	50,000		$0.25	Dec. 30, 2002	Dec. 30, 2007
Carmen de la Fuente	50,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Carmen de la Fuente	50,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Carmen de la Fuente	100,000	250,000	$0.36	June 29, 2006	June 29, 2011

Blanca Saenz	15,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Blanca Saenz	25,000	40,000	$0.36	June 29, 2006	June 29, 2011

Oswaldo Bustillos	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Omar Rodriquez	35,000		$0.25	Dec. 30, 2002	Dec. 30, 2007
Omar Rodriquez	25,000		$0.36	Nov. 10, 2003	Nov. 10, 2008
Omar Rodriquez	25,000		$0.30	Nov. 19, 2004	Nov. 19, 2009
Omar Rodriquez	75,000	160,000	$0.36	June 29, 2006	June 29, 2011

Javier Araiza	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Hossein Kamoosi	50,000	50,000	$0.36	June 29, 2006	June 29, 2011

Ronda Ross-Love	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Winnie Nowell	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Dale Dobson	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Allan Campbell	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Linda Brennan	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Gordana Seckic	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Cheng Kong	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Shannon Dack	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Kevin Hull	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Ariella Fong	25,000	25,000	$0.36	June 29, 2006	June 29, 2011

Alistair Barrett	25,000	25,000	$0.52	Jan. 15, 2004	Jan. 15, 2009

Alex Boronowski	100,000	100,000	$0.30	Nov. 19, 2004	Nov. 19, 2009

		3,575,000

The market value of the common stock at the date of the option grant is disclosed below.

a.

December 12, 2000: $0.30

b.

August 31, 2001  : $0.40

c.

October 26, 2001:  $0.59

d.

July 16, 2002    : $0.38

e.

December 30, 2002: $0.25

f.

November 10, 2003: $0.36

g.

January 15, 2004 : $0.52

h.

November 19, 2004: $0.28

i.

June 29, 2006: $0.36

______________________________________________________________________________

______________________________________________________________________________

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Senior Management or Directors exercised no stock options during Fiscal 2005 or during Fiscal 2006 to date.

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  Golden Goliath has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Golden Goliath other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  Golden Goliath may grant stock options to Directors, Senior Management and employees.  2,650,000 stock options are outstanding to Directors, Senior Management, employees and consultants.  None of these were exercised during Fiscal 2005 and 90,000 have been exercised thru 5/30/2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Golden Goliath  has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Golden Goliath  in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., Golden Goliath had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Golden Goliath's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by Golden Goliath during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

Golden Goliath has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Golden Goliath  and reviews with the independent auditors the scope and results of Golden Goliath’s audits, Golden Goliath’s internal accounting controls, and the professional services furnished by the independent auditors to Golden Goliath.  The current members of the Audit Committee are: Stephen Pearce, Dr.
Andrew Robertson and Mr. Richard Hughes.  The Audit Committee met once during the year fiscal ended 8/31/2005.

6.D.  Employees

As of 9/15/2006, Golden Goliath had one employee in Canada and seven employees in Mexico, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 03/15/2006, Directors and Senior Management who beneficially own Golden Goliath's voting securities, consisting solely of common shares, and the amount of Golden Goliath 's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	J. Paul Sorbara	(1)	1,669,600	4%
Common	Daniel Nofrietta Fernandez	(2)	1,440,500	3%
Common	Stephen Pearce	(3)	350,000	1%
Common	Edward K. Sorbara	(4)	636,625	1%
Common	Richard Hughes	(5)	575,000	1%
Common	Andrew Robertson	(6)	476,000	1%
commonc	Rob Hutchison	(7)	275,000	1%
Common	Marc Legault	(8)	275,000	1%
	Total Directors/Management 5% Holders		5,697,725	13%

(1)

Of these shares, 600,000 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants. 1,055,500 of these shares are held in the name of Sorbara Geological Consulting Ltd. which is wholly owned by Paul Sorbara.

(2)

Of these shares, 325,000; are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants.

(3)

All of these shares are represented by share purchase options.

(4)

Of these shares, 275,000 are represented by currently exercisable share purchase options; and none are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 275,000 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants. 50,000 of these shares are held in the name of Hastings Management, a company wholly owned by Richard Hughes.

(6)

Of these shares, 275,000 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants. All of the options are held in the name of A. MacG. Robertson & Associates, Inc., a company wholly owned by Andrew Robertson. 62,000 shares are held in the name of A. MacG. Holdings, Inc., a company wholly owned by Andres Robertson. 139,000 shares are held in the name of A. MacG. Robertson & Associates, Inc.

(7)

All of these shares are represented by share purchase options.

(8)

All of these shares are represented by share purchase options.

# Based on 42,283,561 shares outstanding as of 05/31/2006

Stock Options.  The terms of incentive options grantable by Golden Goliath are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Golden Goliath adopted a formal written stock option plan (the "Plan") on 1/26/2006. (A copy of Golden Goliath’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of Golden Goliath’s stock option program are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for Golden Goliath.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of Golden Goliath or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to Golden Goliath; (c) any other person or company engaged to provide ongoing consulting services for Golden Goliath or any entity controlled by Golden Goliath or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, Golden Goliath must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (British Columbia) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of Golden Goliath or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, Golden Goliath shall grant options under the Plan.

The Plan provides that the aggregate number of shares of Golden Goliath, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of Golden Goliath .  Golden Goliath shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which Golden Goliath’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as Golden Goliath shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of Golden Goliath to issue such shares shall terminate and any option exercise price paid to Golden Goliath shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of Golden Goliath  may be granted to any one individual in any 12-month period;

(d)

options to acquire no more than 2% of the issued shares of Golden Goliath may be granted to any one consultant in any 12-month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of Golden Goliath may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options to acquire no more than 10% of the issued shares of Golden Goliath may be granted to any one insider in any 12-month period;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by Golden Goliath  to provide investor relations activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of Golden Goliath’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of Golden Goliath’s common shares for a particular Award Date will typically be the last closing trading price of Golden Goliath’s common shares immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  Golden Goliath  will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of Golden Goliath to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 03/15/2006, as well as the number of options granted to Directors and independent contractors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  Golden Goliath’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 03/15/2006, Golden Goliath ’s shareholders’ list showed 42,283,561 common shares outstanding and 34 registered shareholders.  Golden Goliath has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 22 holders of record" resident in Canada, holding 38,785,923 common shares; 10 “holders of record" resident in the USA, holding 2,496,138 common shares; and, 1 holder of record resident elsewhere holding 60,000 common shares.

7.A.3.  Control of the Company  Golden Goliath  is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  Golden Goliath is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require. These costs to Hastings Management are divided between several public and private companies and not all the costs of each category is paid by any one company. As such, while most companies charge these expenses individually to the income statement the Company reduces these costs by sharing them with other companies. Hastings Management estimates the percentage of time spent on any one company in any given period and it is charged proportionately. Richard Hughes, a Director of Golden Goliath, owns Hastings Management. During the fiscal year ended August 31, 2005, Hastings Management charged the Company $42,000 for these services. During the three months ended November 30, 2005, Hastings Management charged the company $10,500 for these services.

During the year ended August 31, 2005, the Company paid $120,000 (2004: $83,000) for geological and management services to Paul Sorbara, the President of the Company. During the three months ended November 30, 2005, the Company paid $45,023 for geological and management services to Paul Sorbara.

The Las Bolas – Los Hilos property was acquired from Minera Uruachic S.A. de C.V., which is controlled by Golden Goliath’s President, Paul Sorbara. On August 18,1999 Golden Goliath Resources Ltd’s wholly owned subsidiary, Minera Delta S.A. de C.V. sold 19 mineral properties with a book value of $215,185 to 8019 Investments Ltd’s wholly owned subsidiary, Minera Uruachic S.A. de C.V., a private company with common shareholders and management for consideration of a note receivable of $47,250 pesos due on or before February 25, 2003.

Golden Goliath Resources Ltd. advanced additional funds to Minera Uruachic S.A. de C.V. for taxes and maintenance costs on these properties.  As of May 15, 2003 the total amount outstanding pursuant to the promissory note from Minera Uruachic S.A. de C.V. to Golden Goliath Resources Ltd. was $219,121.

Uruachic defaulted on the promissory note and was not in a position to repay Golden Goliath Resources Ld.  As full settlement, Minera Uruachic transferred the ownership of 10 claims comprising 1946 hectares (the Las Bolas – Los Hilos property) to Golden Goliath’s wholly owned subsidiary on May 15, 2003.

Accounting Fees

Golden Goliath  paid accounting fees of $15,594 and $23,165 to Morgan and Company, Chartered Accounts during the years ended 8/31/2004 and 8/31/2005, respectively.

Indirect Payments to Paul Sorbara, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 8/31/2005, or proposed transactions, which have materially affected or will materially affect Golden Goliath in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Golden Goliath 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Golden Goliath, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Morgan and Company, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2005/2004 Ended August 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Golden Goliath do not know of any material, active or pending, legal proceedings against them; nor is Golden Goliath involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of Golden Goliath know of no active or pending proceedings against anyone that might materially adversely affect an interest of Golden Goliath.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "GNG".  Golden Goliath applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on 10/16/2001.

Table No. 10 lists the high, low and closing sales prices on the TSX Venture Exchange for the last ten months, last eight fiscal quarters, and last five fiscal years.

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month ended 08/31/2006	$0.35	$0.31
Month ended 07/31/2006	$0.36	$0.31
Month ended 06/30/2006	$0.41	$0.30
Month ended 05/31/2006	$0.58	$0.40
Month ended 04/30/2006	$0.620	$0.415
Month ended 03/31/2006	$0.700	$0.380
Month ended 02/28/2006	$0.650	$0.450
Month ended 01/31/2006	$0.550	$0.240
Month ended 12/31/2005	$0.220	$0.170
Month ended 11/30/2005	$0.200	$0.170
Month ended 10/31/2005	$0.250	$0.170
Month ended 09/30/2005	$0.200	$0.150
Month ended 08/31/2005	$0.175	$0.145
Month Ended 07/31/2005	$0.160	$0.140

Fiscal Year Ended 08/31/2005	$0.350	$0.140
Fiscal Year Ended 08/31/2004	$0.720	$0.200
Fiscal Year Ended 08/31/2003	$0.420	$0.130
Fiscal Year Ended 08/31/2002	$0.740	$0.220
Fiscal Year Ended 08/31/2001	$0.450	$0.200

Fiscal Quarter Ended 02/28/2006	$0.650	$0.170
Fiscal Quarter Ended 11/30/2005	$0.250	$0.150
Fiscal Quarter Ended 08/31/2005	$0.190	$0.140
Fiscal Quarter Ended 05/31/2005	$0.250	$0.135
Fiscal Quarter Ended 02/28/2005	$0.270	$0.185
Fiscal Quarter Ended 11/30/2004	$0.365	$0.230
Fiscal Quarter Ended 08/31/2004	$0.390	$0.225
Fiscal Quarter Ended 05/31/2004	$0.620	$0.240

9.A.5.  Common  Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Golden Goliath consists of an unlimited number of common shares without par value.

Computershare Investor Services Inc. (located at 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 14 lists, as of 03/15/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

2/15/2006	415,750	415,750	$0.45	N/A

2/25/2007 or if after 6/16/2006 Golden Goliath common shares trade at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

2/15/2006	4,000,000	4,000,000	$0.45	N/A

2/25/2007 or if after 6/16/2006 Golden Goliath common shares trade at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 9/15/06, there was an unlimited number of common shares authorized.

As of 9/15/06, there were 42,283,561 common share issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

Golden Goliath  has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Initial Public Offering	9,000,000	$4,500,000
	Issued as expense of Initial Public Offering	150,000	$75,000
	Exercise of share purchase warrants	51,875	$18,156

Fiscal 2002	Private Placement	2,387,800	$1,074,510

Fiscal 2003	Private Placement	6,600,000	$990,000
	Private Placement	1,388,888	$249,999

Fiscal 2004	Private Placement	1,200,000	$540,000
	Private Placement	200,000	$40,000
	Exercise of share purchase options	150,000	$52,370
	Exercise of share purchase warrants	12,627	$3,157
	Exercise of share purchase warrants	7,310,884	$1,608,395
Fiscal 2005	Exercise of share purchase warrants	11,111	$2,778
Fiscal 2006 to date	Private Placement	4,000,000	$1,400,000
	Agent’s Units	15,750	$5,512.50
	Exercise of share purchase warrants	40,000	$22,000
	Exercise of Incentive Stock Options	15,000	$3,750
	Exercise of Incentive Stock Options	25,000	$8,750
	Exercise of share purchase warrants	881,500	$484,825

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

The Company was incorporated under the Company Act (British Columbia) on June 12, 1996. Upon replacement of the Company Act (British Columbia) by the British Columbia Business Corporation Act in 2004, management approved the transition of the Company under the new Act. At the Company’s Annual and Special General Meeting held on February 8, 2005, shareholders approved new Corporate Articles.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s articles a director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction.

Part 16 of the Company’s articles address the powers and duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company.

The Company may determine that directors may receive remuneration for acting as directors. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such. The Company may also reimburse each director for the reasonable expenses that he or she may incur in or about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors is outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors and such remuneration may be either in addition to or substitution for any other remuneration they may be entitled to receive.

Article 21 deals with Indemnification of individuals. The directors must cause the Company to indemnify its officers and directors, and former officers and directors, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section. Subject to any restrictions in the Act, the Company may indemnify any other person.

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part. The Company may also purchase insurance for any persons classified as above.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Articles to vary or delete any special rights and restrictions attached to any shares.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, convene a special general meeting. A special general meeting, if requisitioned in accordance with the Business Corporations Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Business Corporations Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this Registration Statement.

10.C.  Material Contracts

Not Applicable

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Golden Goliath ’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Golden Goliath on the right of foreigners to hold or vote securities of Golden Goliath , except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Golden Goliath  by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Golden Goliath . "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of Golden Goliath  (a "U.S. Holder") who deals at arm's length with Golden Goliath , holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of Golden Goliath  and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of Golden Goliath  unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of Golden Goliath  was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of Golden Goliath  at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as Golden Goliath , will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. Golden Goliath believes that it was not a passive foreign investment company for the taxable year ended 8/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  Golden Goliath will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of Golden Goliath.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of Golden Goliath's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if Golden Goliath 's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on Golden Goliath's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on Golden Goliath's common shares.

Under a number of circumstances, United States Investor acquiring shares of Golden Goliath may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of Golden Goliath will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as Golden Goliath , will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  Golden Goliath believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

Golden Goliath has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of Golden Goliath is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: Golden Goliath is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  Golden Goliath has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

Golden Goliath’s auditor for its financial statements for each of the preceding three years was Morgan & Company, Independent Chartered Accountants.  Their audit report for Fiscal years 2005/2004 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES Golden Goliath carried out an evaluation, under the supervision and with the participation of Golden Goliath’s management, including Golden Goliath ’s President and Chief Financial Officer, of the effectiveness of the design and operation of Golden Goliath ’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, Golden Goliath’s officers and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to Golden Goliath required to be included in Golden Goliath’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no change in Golden Goliath ’s internal control over financial reporting that occurred during Golden Goliath’s most recently completed fiscal year ended 8/31/2005 that has affected, or is reasonably likely to affect, Golden Goliath’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in Golden Goliath's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY GOLDEN GOLIATH /AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

Golden Goliath 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Golden Goliath, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Morgan and Company, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

Golden Goliath has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation and By-Laws (previously filed)

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. Material Contracts – N/A
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

Information Circular/Management Proxy (previously filed)

Form of Proxy for the Annual General Meeting held on February 8, 2005 (previously filed)

Auditor Consent dated September 29, 2006

Signature Page

GOLDEN GOLIATH RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2005 AND 2004

#

AUDITORS’ REPORT

To the Shareholders of Golden Goliath Resources Ltd. (An Exploration Stage Company)

We have audited the consolidated balance sheets of Golden Goliath Resources Ltd. (an exploration stage company) as at August 31, 2005 and 2004, and the consolidated statements of loss and deficit, and cash flows for the years ended August 31, 2005, 2004 and 2003.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended August 31, 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

December, 13, 2005

/s/ Morgan & Company

Vancouver, Canada

Chartered Accountants

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	August 31,
	2005	2004
		(restated
ASSETS		Note 3)

Current
Cash and cash equivalents	$1,052,796	$2,008,799
Accounts receivable (Note 4)	47,920	20,702
Prepaid expenses	9,680	3,500
	1,110,396	2,033,001

Mineral Property Acquisition Costs (Note 5)	334,773	386,859
Mineral Property Exploration Costs (Note 5)	1,972,180	1,961,834
Capital Assets (Note 6)	45,332	27,445

	$3,462,681	$4,409,139

LIABILITIES

Current
Accounts payable and accrued liabilities	$41,485	$44,872

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	10,086,377	10,083,599

Contributed Surplus	654,254	527,167

Deficit	(7,319,435)	(6,246,499)
	3,421,196	4,364,267

	$3,462,681	$4,409,139

Approved by the Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED AUGUST 31
	2005	2004	2003
		(restated Note 3)	(restated Note 3)
Expenses

Amortization	6,618	9,215	11,937
Automobile	3,847	3,958	3,265
Foreign exchange gain (loss)	(3,080)	8,771	72,155
Gain on sale of capital assets	(3869)	(523)	-
Management fees	120,000	83,000	60,000
Office and general	58,826	29,839	20,839
Professional fees	30,850	27,981	54,402
Investor relations	-	42,905	73,179
Rent and utilities	60,167	56,867	66,669
Transfer agent and filing fees	27,958	23,758	6,974
Travel	13,501	18,926	16,592
Stock based compensation	127,087	165,667	345,957
Wages and benefits	170,349	161,713	172,681
Write down of mineral properties	490,011	1,169,699	1,137,160

Loss Before The Following	(1,102,265)	(1,801,776)	(2,041,810)

Interest Income	29,329	5,105	4,149

Loss for the Year	(1,072,936)	(1,796,671)	(2,037,661)

Deficit, beginning of Year	(6,246,499)	(4,449,828)	(2,412,167)

Deficit, end of Year	(7,319,435)	(6,246,499)	(4,449,828)

Loss Per Share – Basic And Diluted	(0.03)	(0.06)	(0.09)

Weighted Average Number of Common Shares Outstanding – Basic And Diluted	37,242,902	30,596,312	22,846,773

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED AUGUST 31
	2005	2004	2003
		(restated Note 3)	(restated Note 3)
Cash provided by (used for)

Operating activities
Net loss for the year	(1,072,936)	(1,796,671)	(2,037,661)
Items not affecting cash:
Stock based compensation	127,087	165,667	360,827
Gain on disposal of capital asset	(3,869)	(523)	-
Amortization	6,618	9,215	11,937
Write down of mineral properties	490,011	1,169,699	1,137,160
Change in non-cash working capital items:
Interest receivable		-	-
Accounts receivable	(27,218)	(1,047)	81,849
Accounts payable and accrued liabilities	(3,387)	2,377	(214,651)
Prepaid expenses	(6,180)	5,570	(3,757)
Cash used in operating activities	(489,874)	(445,713)	(664,296)

Investing activities
Expenditures on mineral properties	(448,271)	(516,839)	(549,618)
Purchase of property and equipment	(28,353)	(319)	(158)
Proceeds from sales of capital assets	7,717	3,592	-
	(468,907)	(513,566)	(549,776)

Financing activities
Share issue (costs) recovery	-	4,176	(126,100)
Share issuances for cash	2,778	2,229,052	1,240,000
	2,778	2,233,228	1,113,900

Increase (decrease) in cash	(956,003)	1,273,949	(100,172)

Cash and cash equivalents, beginning of year	2,008,799	734,850	835,022

Cash and cash equivalents, end of year	1,052,796	2,008,799	734,850

Supplementary cash flow information
Shares issued for exploration costs	-	15,543	-

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

1.

NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on June 12, 1996.

The Company’s principal business activity is the exploration of mineral properties in Mexico.  The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.

b)

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions, which can affect the reported balances. In determining estimates of the valuation of its assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying the asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

c)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and those short term money market instruments that are readily convertible to cash with an original term of less than ninety days.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Mineral Property Acquisition and Exploration Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

e)

Capital Assets

Capital assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives.  The following rates are applied:

Computer equipment	25%
Furniture and fixtures	10%
Vehicles	25%

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

f)

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset.  Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Asset Retirement Obligations (Continued)

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at August 31, 2005, no provision has been made for asset retirement obligations.

g)

Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants, whereby diluted earnings per share is calculated using the treasury stock method.  Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrants or share option arrangements would be anti-dilutive.

h)

Stock Based Compensation

The Company applies the accounting Standard 3870 – “Stock-Based Compensation and Other Stock Based Payments”) requirement of the Canadian Institute of Chartered Accountants (“CICA”).  Under this standard all stock options granted to non-employees are accounted for using the fair value-based method of accounting.  During 2004, the company adopted, with retroactive application, the fair value-based method of accounting for stock options granted to employees and directors.  Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed with a corresponding increase to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2005

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

Foreign Currency Translation

Minera Delta S.A. de C.V. is an integrated foreign operation and has been translated as follows; monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non-monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items have been translated on the date of occurrence.  Amortization expense is translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

k)

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature, unless otherwise noted.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2005

3.

RESTATEMENT

Accounting Policy change for Stock Based Compensation

The provisions of the CICA Handbook Section 3870 have been applied retroactively with restatement for all stock options granted after September 1, 2002.  As a result of the adoption, Contributed Surplus increased from amounts previously reported by $511,624 as of August 31, 2004.  Additionally, deficit increased by $345,957 as at August 31, 2003 and stock based compensation increased by $165,667 for the year ended August 31, 2004.

	August 31 2004	August 31 2003

Net loss for the year, as previously reported	$(1,631,004)	$(1,691,704)

Increase in stock based compensation	(165,667)	(345,957)

Net loss for the year, as restated	$(1,796,671)	$(2,037,661)

	August 31 2004	August 31 2003

Deficit, as previously reported	$(5,734,875)	$(4,103,871)

Retroactive restatement of stock based compensation accounting policy change	(511,624)	(345,957)

Deficit, as restated	$(6,246,499)	$(4,449,828)

	August 31 2004	August 31 2003

Net loss per share, as previously reported	$(0.05)	$(0.07)

Net loss per share, as restated	$(0.06)	$(0.09)

4.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2005	2004

Taxes recoverable	$30,965	$15,815
Other receivable	15,958	2,891
Interest receivable	997	1,996
	$47,920	$20,702

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2005

5.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS
						HERMOSA	EL MANTO
	SAN				OTEROS	LA BARRANCA	DON LAZARO	NOPALERA	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	FLOR DEL	2005	2004
	ORO	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	TRIGO

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	-	-	-	48	219		18,139	4,811	23,217	7,252
Drilling	-	-	-	-	-	-	104,071	-	104,071	149,372
Geology and mapping	-	222	-	800	800	998	130,807	25,799	159,426	115,920
Property taxes and passage rights	1,154	1,178	9,918	15,666	4,674	19,782	5,903	21,245	79,520	69,033
Consulting	-	-	-	-	-	-	-	-	-	15,543
Salaries	444	12,578	-	-	-	285	7,141	7,392	27,840	24,605
Travel	-	4,006	-	-	-		6,015	3,615	13,636	11,284
Road construction and site preparation	-	-	-	-	-	-	9,173	3,261	12,434	44,424
Miscellaneous	235	3,365			194	872	17,674	5,787	28,127	29,669
Current costs	1,833	21,349	9,918	16,514	5,887	21,937	298,923	71,910	448,271	532,382
Balance, beginning of period Write down allowance	775,624	334,957 (356,306)	436,361	-	-	111,768 (133,705)	651,089	38,894	2,348,693 (490,011)	2986,010 (1,169,699)
Balance, end of period	$777,457	$-	$446,279	$16,514	$5,887	$-	$950,012	$110,804	$2,306,953	$2,348,693

Costs summary
Acquisition	$69,257	$1,359	$75,000	$-	$-	$50,727	$187,123	$3,393	$334,773	$386,859
Exploration	$708,200	$354,947	$371,279	$16,514	$5,887	$82,978	$762,889	$107,411	$1,972,180	$1,961,834

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2005

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS
						HERMOSA	EL MANTO
	SAN				OTEROS	LA BARRANCA	DON LAZARO	NOPALERA
	TIMOTEO	NUEVA	LA		LA	EL	AMPLIACION	FLOR DEL	TOTAL	TOTAL
	ORO	UNION	REFORMA	CORONA	ESPERANZA	CHAMIZAL	LA VERDE	TRIGO	2004	2003

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$190,516

Exploration costs
Assaying	-	-	-	-	-	-	72,532	-	72,532	79,073
Drilling	-	-	-	-	-	-	149,372	-	149,372	166,000
Geology and mapping	-	534	-	-	-	-	111,432	4,168	115,920	95,796
Consulting	-	-	-	-	-	-	15,543	-	15,543	-
Property taxes and passage rights	1,229	3,168	10,771	11,616	3,286	14,646	5,084	19,233	69,033	72,943
Salaries	-	8,127	-	-	-	505	15,486	487	24,605	26,836
Travel	-	3,935	-	-	-	473	6,597	279	11,284	5,204
Road construction and site preparation	-	-	-	-	-	-	44,424	-	44,424	63,378
Food and lodging	-	2,138	-	-	-	-	711		2,849	11,747
Miscellaneous	594	3,038	-	-	-	2,565	14,130	6,279	26,820	35,679
Current costs	1,823	20,940	10,771	11,616	3,286	18,189	435,311	30,446	532,382	747,172
Balance, beginning of year	773,801	314,017	425,590	630,548	524,249	93,579	215,778	8,448	2,986,010	3,375,998
Write down of mineral properties	-	-	-	(642,164)	(527,535)	-	-	-	(1,169,699)	(1,137,160)
Balance, end of year	$775,624	$334,957	$436,361	$-	$-	$111,768	$651,089	$38,894	$2,348,693	$2,986,010

Costs summary
Acquisition	$69,257	$1,359	$75,000	$-	$-	$50,727	$187,123	$3,393	$386,859	$485,870
Exploration	$706,367	$333,598	$361,361	$-	$-	$61,041	$463,966	$35,501	$1,961,834	$2,500,140

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

5.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

La Reforma Property is subject to a 1% net smelter return royalty with a 0.5% buyout for $500,000.

As at August 31, 2004, the Company had written off the entire Corona Property and the La Esperanza mineral concession.

6.

CAPITAL ASSETS

	2005	2004

Computer equipment	$21,580	$18,929
Furniture and fixtures	16,777	14,785
Vehicles	32,017	24,292
	70,374	58,006
Less: Accumulated amortization	(25,042)	(30,561)

	$45,332	$27,445

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Company increased from 100,000,000 common shares without par value to an unlimited number of shares.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2002	20,372,801	$6,721,601
Issued for cash at $0.18 per share	1,388,888	250,000
Issued for cash at $0.15 per share	6,600,000	990,000
Share issue costs	-____	(126,100)
Balance, August 31, 2003	28,361,689	7,835,501
Issued for cash at $0.20 per share	200,000	40,000
Issued for options exercised at $0.25 per share	150,000	52,370
Issued for warrants exercised at $0.25 per share	12,627	3,157
Issued for warrants exercised at $0.22 per share	7,310,884	1,608,395
Issued for cash at $0.45 per share	1,200,000	540,000
Share issue costs recovery	-____	4,176
Balance, August 31, 2004	37,235,200	10,083,599
Issued for warrants exercised at $0.25 per share	11,111	2,778
Balance, August 31, 2005	37,246,311	$10,086,377

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

7.

SHARE CAPITAL (Continued)

a)

Escrow Shares

Included in the issued shares are Nil (2004 – Nil) shares held for escrow.  During the year ended August 31, 2005, Nil (2004 – 1,087,541) shares were released from escrow.

b)

Outstanding Warrants

As at August 31, 2005, the Company has 1,400,000 shares purchase warrants outstanding as follows:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

1200,000 200,000	$0.55	March 11, 2005 (i)
	$0.25	October 9, 2005 (ii)
1,400,000

(i)

The expiry date has been extended by one year from March 11, 2005 to March 11, 2006

(ii)

Subsequent to the year-end, 200,000 warrants were expired unexercised.

c)

Stock options

A summary of changes in stock options for the years ended August 31, 2005 and 2004 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	2,075,000	0.25
Granted	680,000	0.36
Granted	50,000	0.52
Cancelled	(100,000)	0.35
Exercised	(150,000)	0.25
Balance, August 31, 2004	2,555,000	$0.34
Granted	765,000	0.30
Balance, August 31, 2005	3,320,000	$0.33

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

7.

SHARE CAPITAL (Continued)

c)

Stock options (Continued)

The following summarizes information about stock options outstanding at August 31, 2005:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

3,320,000	3 years	$0.33	3,320,000	$0.33

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 3.50% (2004 – 4.28%), dividend yield of nil, volatility factor of 94.34% (2004 – 99.89%), and a weighted average expected life of the options of 3 years.  The weighted average fair value per share of options granted during 2005 was $0.17 (2004 -$0.23 and 2003- $0.16).

8.

INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined Federal and Provincial Income Tax rate of 36% (2004 – 36%) to income before taxes as follows:

	2005	2004

Expected income tax recovery	$(386,257)	(587,161)
Non-deductible differences	136,759	350,864
Unrecognized tax losses	249,498	236,297
Income tax provision	$-	$ -

Details of future income tax are as follows:

	2005	2004

Mineral properties	$897,870	$741,149
Loss available for future periods	2,544,822	2,394,425
Valuation allowance	(3,442,692)	(3,135,574)
Net future income tax asset	$-	$-

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

8.

INCOME TAXES (Continued)

The Company has Canadian and Mexican non-capital losses of approximately $7,150,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

2006	$984,000
2007	$279,000
2008	$738,000
2009	$682,000
2010	$1,003,000
2011	$665,000
2012	$1,185,000
2013	$257,000
2014	$144,000
2015	$647,000
2016	$566,000

9.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $NIL (2004-$3,382 and 2003-$Nil) due to directors or   companies controlled by a director.

b)

During the year ended August 31, 2005, the Company paid $120,000 (2004 –$83,000 and 2003-$60,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the year ended August 31, 2005, the Company paid $42,000 (2004-$38,500 and 2003-$42,000) in respect of office and administration costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

10.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties.

	CANADA	MEXICO	TOTAL

August 31, 2005
Current assets	$1,084,709	$25,687	$1,110,396
Capital assets	9,308	36,024	45,332
Mineral property costs	1,013,018	1,293,935	2,306,953
Total assets	1,094,018	2,368,663	3,462,681
Interest income	28,834	495	29,329
Net loss	452,553	620,383	1,072,936

August 31, 2004
Current assets	$2,026,940	$6,061	$2,033,001
Capital assets	6,599	20,846	27,445
Mineral property costs	857,701	1,490,992	2,348,693
Total assets	2,891,240	1,517,899	4,409,139
Interest income	4,793	312	5,105
Net loss	483,389	1,313,282	1,796,671

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

Consolidated Balance Sheet

	August 31, 2005	August 31, 2004

ASSETS
Total Assets, Canadian GAAP	$ 3,462,681	$ 4,409,139

Deferred Mineral Property Acquisition Costs (Note 11a)	(334,773)	(386,859)
Deferred Mineral Property Exploration Costs (Note 11a)	(1,972,180)	(1,961,834)

Total Assets, US GAAP	$ 1,155,728	$ 2,060,446

LIABILITIES
Total Liabilities, Canadian and US GAAP	$ 41,485	$ 44,872

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	10,740,631	10,610,766
Deficit, US GAAP	(9,626,388)	(8,595,192)

Shareholders’ Equity, US GAAP	$ 1,114,243	$ 2,015,574
	$ 1,155,728	$ 2,060,446

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Consolidated Statement of Loss and Deficit

	2005	2004	2003

Loss for the year under Canadian GAAP	$ (1,072,936)	$ (1,796,671)	$ (2,037,661)
Foreign exchange loss (gain)	(3,080)	8,771	72,155
Compensation expense on contingently issuable shares	-	-	(435,005)
Deferred mineral property costs written off during the year for Canadian GAAP purposes	490,011	1,169,699	1,137,160
Mineral exploration expenditures	(448,271)	(532,382)	(556,656)

Loss under US GAAP	(1,034,276)	(1,150,583)	(1,820,007)

Comprehensive income		-	-
Foreign exchange translation adjustment	3,080	(8,771)	(72,155)
Comprehensive income (loss) under US GAAP	$ (1,031,196)	$ (1,159,354)	$ (1,892,162)

Weighted average number of common shares outstanding under US GAAP	37,242,902	30,596,312	21,759,232

Loss per share under US GAAP	(0.03)	(0.04)	(0.09)

Consolidated Statements of Cash Flows

	2005	2004	2003

Cash flows from operating activities
Under Canadian GAAP	$ (489,874)	$ (445,713)	$ (664,296)
Mineral exploration expenditures (Note 11a)	(448,271)	(516,839)	(549,618)
Cash used for operating activities under US GAAP	(938,145)	(962,552)	(1,213,914)

Cash flows from financing activities
Under Canadian and US GAAP	$ 2,778	$ 2,233,228	$ 1,113,900

Cash flows from investing activities
Under Canadian GAAP	$ (468,907)	$ (513,566)	$ (549,776)
Mineral exploration expenditures (Note 11a)	448,271	516,839	549,618
Cash from (used in) investing activities under US GAAP	$ (20,636)	$ 3,273	$ (158)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)

Acquisition of Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed mineral property acquisition and exploration expenditures for periods ending before April 1, 2004.

b)

Exploration Stage Company

For US GAAP purposes, the Company is considered an exploration stage company.  Under US GAAP exploration stage companies are required to disclose cumulative since inception to date summaries for each line item on the statements of loss and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP the company is not required to disclose this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

c)

Escrow Shares

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however, under U.S. GAAP, these shares are excluded until the shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	2005	2004	2003

Net loss under U.S. GAAP	$(1,034,276)	$(1,150,583)	$(1,820,007)

Weighted average number of shares outstanding under Canadian GAAP	37,242,902	30,596,312	22,846,773

Escrow shares outstanding	-	-	1,087,541

Weighted average number of shares outstanding under U.S. GAAP	37,242,902	30,596,312	21,759,232

Loss per share under U.S. GAAP	$(0.03)	$(0.04)	$(0.09)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

d)

Recent Accounting Pronouncements

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and,

•

various disclosures related to the disposal of long-lived assets is required.

The Company assessed Handbook Section 3475 and there is no impact on its financial position and results of operations.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

d)

Recent Accounting Pronouncements (Continued)

Share-Based Payment

On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. The Company is evaluating the requirements of SFAS 123R and has not yet determined its method of adoption or if there will a material effect of adopting SFAS 123R.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the method for reporting an accounting change. Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable.  FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. FAS 154 is effective for any accounting changes and corrections of errors for fiscal years beginning after December 15, 2005. SFAS did not have a material effect on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

d)

Recent Accounting Pronouncements (Continued)

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company adopted the provisions of SFAS No. 149 for US GAAP purposes on January 1, 2003 and adopted the provision of EIC 128 on January 1, 2003.  The adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This Statement requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets, except for certain obligations of lessees.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that it does not have any asset retirement obligations.

GOLDEN GOLIATH RESOURCES LTD.

FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED MAY 31, 2006
UNAUDITED – PREPARED BY MANAGEMENT

The financial statements for the nine-month period ended May 31, 2006 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)
Unaudited

(With comparative audited figures for August 31, 2005)

	MAY 31 2006	AUGUST 31 2005
ASSETS
Current
Cash and short term investments	$ 2,002,736	$ 1,052,796
Accounts receivable (Note 3)	51,761	47,920
Prepaid expenses	8,604	9,680
	2,063,101	1,110,396
Deferred Mineral Property Acquisition Costs (Note 4)	334,773	334,773
Deferred Mineral Property Exploration Costs (Note 4)	2,559,497	1,972,180
Capital Assets (Note 5)	42,572	45,332
	$ 4,999,943	$ 3,462,681
LIABILITIES
Current Accounts payable and accrued liabilities	$ 192,453	$ 41,485
SHAREHOLDERS’ EQUITY
Share Capital (Note 6)	11,821,283	10,086,377
Contributed Surplus	722,765	654,254
Deficit	(7,736,558)	(7,319,435)
	4,807,490	3,421,196
	$ 4,999,943	$ 3,462,681

Approved by the Directors:

“J. Paul Sorbara”

“Stephen Pearce”

The accompanying notes are an integral part of the financial statements

GOLDEN GOLIATH RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Stated in Canadian Dollars)
Unaudited

	3 MONTHS ENDED MAY, 31 2006	3 MONTHS ENDED MAY, 31 2005	9 MONTHS ENDED MAY, 31 2006	9 MONTHS ENDED MAY, 31 2005
Expenses
Amortization	2,046	1,915	6,343	4,966
Automobile	816	966	3,001	2,825
Management fees	30,000	30,000	90,000	90,000
Office and general	22,342	17,119	64,015	46,467
Professional fees	5,663	1,003	40,508	2,968
Rent and utilities	15,110	20,559	47,981	46,573
Transfer agent and filing fees	1,974	5,925	23,580	16,533
Travel	5,343	7,320	18,535	13,312
Stock based compensation (Note 6(b))	-	-	-	133,559
Wages and benefits	40,033	42,841	140,996	123,468
Loss Before The Following	(123,327)	(127,648)	(434,959)	(480,671)
Interest Income	11,391	6,360	29,987	22,077
Gain on sale of capital assets		-	-	950
Foreign Exchange Gain (Loss)	443	(6,348)	(12,151)	2,635
Net Loss For The Period	(111,493)	(127,636)	(417,123)	(455,009)
Deficit, Beginning Of Period	(7,625,065)	(6,062,248)	(7,319,435)	(5,734,875)
Deficit, End Of Period	$(7,736,558)	$(6,189,884)	$(7,736,558)	$(6,189,884)
Loss Per Share, Basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted Average Number Of Common Shares Outstanding, Basic and diluted	42,196,490	37,246,311	39,107,490	37,240,222

The accompanying notes are an integral part of the financial statements

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited

	3 MONTHS ENDED MAY, 31 2006	3 MONTHS ENDED MAY, 31 2005	9 MONTHS ENDED MAY, 31 2006	9 MONTHS ENDED MAY, 31 2005
Cash Flows From Operating Activities
Net loss for the period	(111,493)	(127,636)	(417,123)	(455,009)
Items not affecting cash:
Amortization	2,046	1,915	6,343	4,989
Profit on sale of capital asset	-	-	-	(950)
Stock based compensation (Note 7(b))	-	-	-	133,559
Change in non-cash working capital items:
Accounts receivable	10,202	(11,003)	(3,841)	(31,653)
Accounts payable	149,071	(1,365)	150,968	(22,127)
Prepaid expenses	2,148	11,178	1,076	(15,120)
	51,974	(126,911)	(262,577)	(386,311)
Cash Flows From Investing Activities
Expenditures on mineral properties	(447,196)	(181,591)	(587,317)	(362,198)
Purchase of fixed assets	(1,677)	(3,133)	(3,583)	(13,574)
	(448,873)	(184,724)	(590,900)	(375,772)
Cash Flows From Financing Activities
Share issuances for cash	490,325	-	1,930,587	2,778
Share issue costs	-	-	(127,170)	-
Sale of capital asset	-	-	-	3,882
	490,325	-	1,803,417	6,660
Increase (Decrease) in Cash	93,426	(311,635)	949,940	(755,423)
Cash And Cash Equivalents, Beginning
Of Period	1,909,310	1,565,011	1,052,796	2,008,799
Cash And Short Term Investments, End Of Period	$2,002,736	$1,253,376	$2,002,736	$1,253,376

The accompanying notes are an integral part of the financial statements

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

1.

NATURE OF OPERATIONS

The Company’s principal business activity is the exploration of mineral properties in Mexico. The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

These financial statements have been prepared on the assumption that the Company is a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. The financial statements do not reflect adjustments to the carrying values of assets should the Company be unable to raise financings to continue operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.

b)

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions, which can affect the reported balances. In determining estimates of the valuation of its assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying the asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

c)

Mineral Property Acquisition and Exploration Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

d)

Capital Assets

Capital assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The following rates are applied:

Computer equipment	25%
Furniture and fixtures	10%
Vehicles	25%

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

e)

Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants, whereby diluted earnings per share is calculated using the treasury stock method. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrants or share option arrangements would be anti-dilutive.

f)

Stock Based Compensation

The Company’s stock-based compensation plan is described in note 6(b). Effective September 1, 2004, the Company adopted on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments”, and has chosen to account for all grants of options to employees, non-employees and directors after September 1, 2004 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black- Scholes option pricing model (“Black-Scholes”). Previously, the Company used the intrinsic value based method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

h)

Foreign Currency Translation

Minera Delta S.A. de C.V. is an integrated foreign operation and has been translated as follows; monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non-monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items have been translated on the date of occurrence. Amortization expense is translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

i)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and those short term money market instruments that are readily convertible to cash with an original term of less than ninety days.

j)

Financial Instruments

The carrying value of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature, unless otherwise noted.

3.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2006	2005
Taxes receivable	$ 30,126	$ 16,277
Other receivables	21,635	36,078
	$ 51,761	$ 52,355

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

For the 9 months ended May 31, 2006 and 2005

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2006	TOTAL 2005
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs
Assaying	-	-	-	-	-	89	48,737	56,289	105,115	16,424
Drilling	-	-	-	-	-	-	184,615	102,247	286,862	105,437
Geology and mapping	-	107	5,125	-	-	1,290	50,016	9,694	66,232	142,635
Property taxes and passage rights	427	151	3,049	2,632	656	5,102	1,230	6,216	19,463	45,455
Salaries	-	12,589	-	-	-	-	10,715	-	23,304	20,813
Travel	-	2,580	-	238	-	123	8,134	374	11,449	10,884
Road construction and site preparation	-	-	-	-	-	-	30,953	16,121	47,074	3,232
Miscellaneous	-	4,125	-	524	-	837	17,182	5,149	27,817	17,318
Current costs	427	19,552	8,174	3,394	656	7,441	351,582	196,090	587,316	362,198
Balance, beginning of period	777,457	-	446,279	16,514	5,887	-	950,012	110,805	2,306,954	2,348,693
Balance, end of period	$ 777,884	$ 19,552	$ 454,453	$ 19,908	$ 6,543	$ 7,441	$ 1,301,594	$ 306,895	$ 2,894,270	2,710,891
Costs summary
Acquisition	$ 69,257	$ -	$ 75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$ 334,773	386,859
Exploration	$ 708,627	$ 19,552	$ 379,453	$ 19,908	$ 6,543	$ 7,441	$ 1,114,471	$ 303,502	$2,559,497	2,324,032

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)
(Unaudited)

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

For the 9 months ended May 31, 2005 and 2004

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2005	TOTAL 2004
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs
Assaying	-	-	-	-	-	-	13,670	2,754	16,424	165,356
Drilling	-	-	-	-	-	-	105,437	-	105,437	51,271
Geology and mapping	-	220	-	-	-	990	122,742	18,683	142,635	80,405
Property taxes and passage rights	566	584	4,894	7,280	2,089	11,218	3,034	15,790	45,455	37,831
Salaries	440	9,181	-	-	-	54	4,196	6,942	20,813	21,716
Travel	-	2,968	-	-	-		4,367	3,549	10,884	8,671
Road construction and site preparation	-		-	-	-	-	-	-	-	44,714
Food and lodging	-		-	-	-	-	-	3,232	3,232	2,867
Miscellaneous	233	2,823			193	98	8,300	5,671	17,318	22,196
Current costs	1,239	15,776	4,894	7,280	2,282	12,360	261,746	56,621	362,198	435,027
Balance, beginning of period	775,624	334,957	436,361	-	-	111,768	651,089	38,894	2,348,693	4,123,170
Write down allowance		-	-	-	-	-	-	-	-	(1,137,160)
Balance, end of period	$ 776,863	$ 350,733	$ 441,255	$ 7,280	$ 2,282	$ 124,128	$ 912,835	$ 95,515	$2,710,891	3,421,037
Costs summary
Acquisition	$ 69,257	$ 1,359	$ 75,000	$ -	$ -	$ 50,727	$ 187,123	$ 3,393	$ 386,859	485,870
Exploration	$ 707,606	$ 349,374	$ 366,255	$ 7,280	$ 2,282	$ 73,401	$ 725,712	$ 92,122	$2,324,032	2,935,167

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

La Reforma Property is subject to a 1% net smelter return royalty with a 0.5% buyout for $500,000.

Corona Property consists of four mineral concessions. One concession is subject to a 3% net smelter return royalty, to a maximum of $2,000,000.

La Esperanza mineral concession is subject to a 2% net smelter return royalty, to a maximum of $1,000,000.

5.

CAPITAL ASSETS

	2006	2005
Computer equipment	$ 7,134	$ 8,520
Furniture and fixtures	14,174	10,755
Vehicles	21,264	13,823
	$ 42,572	$ 33,098

6.

SHARE CAPITAL

Authorized

The authorized share capital of the Company is an unlimited number of shares.

Issued and Fully Paid	NUMBER OF SHARES	AMOUNT
Balance, August 31, 2003	28,361,689	$7,835,501
Issued for cash at $0.20 per share	200,000	40,000
Issued for options exercised at $0.25 per share	150,000	52,370
Issued for warrants exercised at $0.25 per share	12,627	3,157
Issued for warrants exercised at $0.22 per share	7,310,884	1,608,395
Issued for cash at $0.45 per share	1,200,000	540,000
Share issue costs recovery	-	4,176
Balance, August 31, 2004	37,235,200	10,083,599
Issued for warrants exercised at $0.25 per share	11,111	2,778
Balance, May 31 and August 31, 2005	37,246,311	10,086,377
Issued for options exercised at $0.25 per share	65,000	16,250
Issued for options exercised at $0.30 per share	50,000	15,000
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	881,500	484,825
Issued for cash at $0.35 per share	4,015,750	1,405,512
Share issue costs	-	(195,681)
Balance, May 31, 2006	42,283,561	$11,821,283

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

In February 2006, the Company completed a brokered private placement for 4 million units at a price of $0.35 per unit. Each unit consists of one common share and one nontransferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. In addition, 400,000 warrants as well as 15,750 units were issued to the agent, as part of the commission agreed upon by the Company.

a)

Outstanding Warrants

As at May 31, 2006, the Company has 4,415,750 shares purchase warrants outstanding, exercisable at $0.45 until February 15, 2007.

b)

Stock Options

A summary of changes in stock options for the years ended May 31, 2006 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, May 31, 2004	2,605,000	$ 0.28
Granted	765,000	0.30
Cancelled	(50,000)	0.35
Balance, May 31, 2005	3,320,000	0.33
Cancelled	(1,880,000)	0.25
Exercised	(140,000)	0.32
Balance, May 31, 2006	1,300,000	$ 0.31

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

The following summarizes information about stock options outstanding at May 31, 2006:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTURAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

1,300,000	2.78 years	$0.31	1,300,000	$0.31

The Company records stock-based compensation as described in Note 2(f) above whereby the Company applies the fair value based method of accounting for stock based compensation granted to employees, directors, and consultants. The $133,559 fair value of the 765,000 options issued since September 1, 2004 has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.50

Expected life	3 years

Expected volatility	94.34%

Expected dividends	Nil

Stock based compensation equal to the fair value of 50,000 stock options granted to the consultants during the year ended August 31, 2004 was $15,543, which has been capitalised to mineral property exploration costs.

Stock based compensation equal to the fair value of 400,000 warrants granted to the agents to complete the private placement in February 2006 was $68,511, which has been recorded as part of the finance cost. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.98

Expected life	1 years

Expected volatility	82.78%

Expected dividends	Nil

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

The Company also granted 655,000 stock options to employees and directors during the year ended August 31, 2004. The Company has elected to measure compensation costs using the intrinsic value based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

2004

Loss for the year, as reported	$ (1,631,004)
Stock compensation expense included in net loss	-
Stock compensation expense determined under fair value method	(165,667)

Pro-Forma	$ (1,796,671)

2004
Basic and diluted loss per share
Reported	$ (0.05)
Pro-Forma	$ (0.06)

7.

INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined Federal and Provincial Income Tax rate of 32% (2004 – 36%) to income before taxes as follows:

	2005	2004
Expected income tax recovery	$ (344,627)	$ (587,161)
Non-deductible differences	117,102	350,864
Unrecognized tax losses	227,525	236,297
Income tax provision	$ -	$ -
Details of future income tax are as follows:
	2005	2004
Mineral properties	$ 912,942	$ 741,149
Loss available for future periods	2,470,198	2,394,425
Valuation allowance	(3,383,140)	(3,135,574)
Net future income tax asset	$ -	$ -

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

7.

INCOME TAXES (Continued)

The Company has non-capital losses of approximately $6,584,000, which may be carried forward and applied against taxable income in future years. These losses expire as follows:

2006	$ 984,000
2007	$ 279,000
2008	$ 738,000
2009	$ 682,000
2010	$ 1,003,000
2011	$ 665,000
2012	$ 1,702,000
2013	$ 257,000
2014	$ 144,000
2015	$ 130,000

8.

RELATED PARTY TRANSACTIONS

a)

During the 9 months period ended May 31, 2006 and 2005, the Company paid $90,000 recorded as management fees for geological and management services to a company controlled by a director.

b)

During the 9 months period ended May 31, 2006, the Company paid $26,707 (2005: $24,189 ) in wages and benefits to a director.

c)

During the 9 months period ended May 31, 2006 and 2005, the Company paid $31,500 in respect of office and administration costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties.

	CANADA	MEXICO	TOTAL
May 31, 2006
Current assets	$ 2,014,129	$ 48,972	$ 2,063,101
Capital assets	11,437	31,135	42,572
Mineral property costs	1,256,440	1,637,830	2,894,270
Total assets	3,282,006	1,717,937	4,999,943
Interest income	24,647	5,340	29,987
Net loss	289,558	127,565	417,123
May 31, 2005
Current assets	$ 1,292,757	$ 31,594	$ 1,324,351
Capital assets	8,923	24,175	33,098
Mineral property costs	1,195,887	1,515,004	2,710,891
Total assets	2,497,567	1,570,773	4,068,340
Interest income	21,423	654	22,077
Net loss	356,566	98,443	455,009

10.

SUBSEQUENT EVENTS

In July 2006, the Company granted 1,725,000 incentive stock options to directors and officers of the company, and 550,000 incentive stock options to employees and consultants of the company at a price of $0.36 per share, exercisable for a period of five years.

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

 Consolidated Balance Sheet

	May 31, 2006	May 31, 2005

ASSETS
Total Assets, Canadian GAAP	$ 4,999,943	$ 4,068,340

Deferred Mineral Property Acquisition Costs (Note 11a)	(334,773)	(386,859)
Deferred Mineral Property Exploration Costs (Note 11a)	(2,559,497)	(2,324,032)

Total Assets, US GAAP	$ 2,105,673	$ 1,357,449

LIABILITIES
Total Liabilities, Canadian and US GAAP	$ 192,453	$ 22,745

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	12,544,048	10,235,479
Deficit, US GAAP	(10,630,828)	(8,900,775)

Shareholders’ Equity, US GAAP	$ 1,913,220	$ 1,334,704
	$ 2,105,673	$ 1,357,449

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Consolidated Statement of Loss and Deficit

	Nine Month Period Ended May 31, 2006	Nine Month Period Ended May 31, 2005

Loss for the period under Canadian GAAP	$ (417,123)	$ (455,009)
Mineral exploration expenditures	(587,317)	(362,198)
Loss (Gain) on foreign exchange	12,151	(2,635)
Loss for the period under US GAAP	(992,289)	(819,842)

Comprehensive income
Foreign exchange translation adjustment	(12,151)	2,635

Comprehensive income (loss) under US GAAP	$ (1,004,440)	$ (817,207)

Weighted average number of common shares outstanding under US GAAP	39,107,490	37,240,222

Loss per share under US GAAP	(0.03)	(0.02)

Consolidated Statements of Cash Flows

	Nine Month Period Ended May 31, 2006	Nine Month Period Ended May 31, 2005

Cash flows used in operating activities
Under Canadian GAAP	(262,577)	(386,311)
Mineral exploration expenditures	(587,317)	(362,198)
Cash used for operating activities under US GAAP	(849,894)	(748,509)

Cash flows from financing activities
Under Canadian and US GAAP	1,803,417	6,660

Cash flows used in investing activities
Under Canadian GAAP	(590,900)	(375,772)
Mineral exploration expenditures	587,317	362,198
Cash used in investing activities under US GAAP	(3,583)	(13,574)

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

a)

Acquisition of Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed mineral property acquisition and exploration expenditures for periods ending before April 1, 2004.

b)

Exploration Stage Company

For US GAAP purposes, the Company is considered an exploration stage company.  Under US GAAP exploration stage companies are required to disclose cumulative since inception to date summaries for each line item on the statements of loss and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP the company is not required to disclose this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

c)

Recent Accounting Pronouncements

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and,

•

various disclosures related to the disposal of long-lived assets is required.

GOLDEN GOLIATH RESOURCES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

Share-Based Payment

On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. The Company is evaluating the requirements of SFAS 123R and has not yet determined its method of adoption or if there will a material effect of adopting SFAS 123R.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the method for reporting an accounting change. Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable.  FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. FAS 154 is effective for any accounting changes and corrections of errors for fiscal years beginning after December 15, 2005. SFAS did not have a material effect on the Company’s financial statements.

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GOLDEN GOLIATH RESOURCES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company adopted the provisions of SFAS No. 149 for US GAAP purposes on January 1, 2003 and adopted the provision of EIC 128 on January 1, 2003.  The adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This Statement requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets, except for certain obligations of lessees.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that it does not have any asset retirement obligations.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

Registrant

Dated: September 29, 2006	Signed: /s/ J. Paul Sorbara
J. Paul Sorbara, President and Director

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